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REGISTRANT'S NAME **CSM nv**

***CURRENT ADDRESS** **1000 AH Amsterdam**
Nienoord 13
1112 XE Diemen
The Netherlands

****FORMER NAME**

****NEW ADDRESS**

FILE NO. 82-34886 **FISCAL YEAR** 2004 12-31-04

* Complete for initial submissions only ** Please note name and address changes

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OICF / BY: S. Min

DATE: 06/15/05


CSM

82-34886

ARS
12-31-04

CSM Annual Report 2004

CONTENTS

This annual report is also available in Dutch. In the event of textual inconsistencies between the English and the Dutch version, the latter shall prevail.

Dit jaarverslag is ook verkrijgbaar in het Nederlands. In geval van tekstuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert laatstgenoemde.



General



César Nájar Project Engineer (Jr.) PURAC bioquímica SA, Spain

Responsible for developing and implementation of new projects and for improving the existing facilities.

COMPANY PROFILE

CSM is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients.

CSM's main product groups include bakery ingredients and products, lactic acid and sugar.

CSM operates mainly in the business-to-business market (bakery ingredients and products, lactic acid and sugar) and, to a lesser extent, the consumer market (sugar).

CSM is committed to realizing profitable growth through autonomous growth and acquisitions whilst maintaining a solid financial position.

CSM operates mainly in Europe and North America but is also based in South America and Asia.

On 31 December 2004, the total CSM workforce numbered approximately 13,200 with around 11,500 employed outside the Netherlands. After the announced sale of the Sugar Confectionery Division these figures will fall to approximately 9,200 with around 7,900 employed outside the Netherlands.

CSM is listed on Euronext Amsterdam N.V.

BOARD OF MANAGEMENT AND DIVISION DIRECTORS



Board of Management
1. Dr. J.A.J. Vink (1947), *Chairman*
2. F.J. Olieman (1943)
3. R.R. Hendriks (1955)

J.W.E. van der Klaauw (1955), *Company Secretary*

Division Directors
4. Dr. F.M.W. Visser (1948), CSM Bakery Supplies Europe
5. P.F. Kenninck (1952), CSM Sugar Confectionery
6. A.J. Markusse (1959), CSM Sugar
7. R.P. Plantenberg (1951), CSM Bakery Supplies North America
8. G.J. van Nieuwenhuyzen (1959), CSM Biochemicals

FOREWORD

In the past year CSM took important strategic decisions partly in connection with the further streamlining of the portfolio. As we want to focus more closely on business-to-business, we decided to sell the consumer-market-oriented Sugar Confectionery Division. We trust that this well performing division will continue to develop dynamically in the new situation.

Meantime, a lot happened in other parts of the organization as well. We had to take measures, on the one hand, to improve the disappointing results halfway through the year and, on the other, to respond faster to the strongly changing circumstances in markets we are serving. Although it is still too early to talk about a marked improvement in the profitability of CSM, an upturn was discernible in the last months of 2004.

Now that CSM is transforming into a global player in Bakery Supplies & Food Ingredients, we are gearing up to face huge challenges. This phase is characterized by three key themes: *Restructuring, Divestment* and *Growth*.

This process is already in full swing at CSM Bakery Supplies Europe. The announced reorganization in Germany, the sale of Dreidoppel and Lachaise, and closer attention to an efficient manufacturing footprint will sharpen the focus and help restore profitability. Further measures are being worked out in the division's Change for Growth project, which should not only improve performance but also promote growth. The division will intensify its focus, bolster its good position in the artisan channel, and win a share in the new market segments. To achieve this, it needs to respond faster to trends and deploy an innovative market approach.

CSM Bakery Supplies North America is also facing a whole array of challenges: improve profitability, simplify the organization, reorganize the distribution operations, and revise the manufacturing footprint. Again, the watchwords are *Restructuring, Divestment* and *Growth*. The Phoenix Project should lead to a more efficient marketing & sales organization for the in-store and food service segments. In North America we will also realize growth in the new channels by applying a new – more focused – market approach.

At CSM Biochemicals the emphasis is less on restructuring and divestment and more on profitable growth, cost price reduction – and hence on investment. CSM Biochemicals is about to build its fifth lactic acid factory – this time in Asia. One of the main challenges facing this division is to constantly match production capacity with demand. To retain its competitive edge in the market it is also important, amongst others, to develop Next Generation Technology and new products that anticipate customers' needs. New applications, new geographies and more personnel in sales, application and business development must ensure accelerated growth.

Changes are also taking place at CSM Sugar. The sale of our 39% stake in Nedalco, which we completed just before the close of the year, falls under the heading *Divestment*. Nedalco is developing its activities as a producer of bio-ethanol, which requires large investments, and therefore no longer fits in with our strategy. The new EU Sugar Regulation will inevitably lead to further and profound changes. In this light CSM Suiker has announced its intention to shut down its beet-processing operations in Breda and concentrate them in the factory in Vierverlaten (Groningen) in order to retain CSM's strong and profitable position in the sugar market.

Restructuring, Divestment and *Growth* will affect the entire company and ask a lot of the employees. Now that you know that I will resign as Chairman of the Board of Management on 1 May 2005, soon, for me personally, an end will come to over twenty years of CSM. I wish to thank all CSM personnel worldwide for what the company has achieved in the past year – often under difficult conditions – and in the years before. It has been an honor and a privilege to lead this company in the past eight years and I firmly believe that, with the commitment, talent and enthusiasm of all these people, CSM will realize its ambition to become a global player in Bakery Supplies & Food Ingredients.

My successor, Gerard Hoetmer and the Board of Management in its new composition have my full support and trust for the fulfillment of their challenging task.

Jaap Vink, *Chairman Board of Management*

KEY FIGURES[1]


Net turnover in millions of euros
Operating result before goodwill amortization (EBITA) in millions of euros
Result after taxes from ordinary activities before goodwill amortization in millions of euros
Net turnover by region 2004
Net turnover by division 2004
Other countries (3.5%)
The Netherlands (12.3%)
North America (33.3%)
Rest of Europe (50.9%)
Sugar
Bakery Supplies
Sugar
Bakery Supplies North America (30.1%)

1. The figures for calendar year 2003 have been audited as part of the figures for the extended financial year from 1 October 2002 till 31 December 2003. No additional audit has been conducted for the separate periods.
2. Shareholders' equity per share is the shareholders' equity divided by the number of ordinary shares with dividend rights.
3. ROS is the operating result before goodwill amortization (EBITA) divided by net turnover x 100.
4. ROCE excluding goodwill is EBITA for the year divided by the average capital employed excluding goodwill x 100.
5. ROCE including goodwill is EBITA for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
6. Interest cover is EBITA divided by net financial income and charges.
7. Net debt position is the interest-bearing debts minus cash and cash equivalents.
8. EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization", or "Operating result before depreciation of fixed assets" calculated on an annual basis. The net debt position is calculated on the basis of a weighted average for the period.
9. Number of outstanding ordinary shares is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

millions of euros	2004 12 months	2003 12 months
Net turnover	3,475	3,484
Operating result before goodwill amortization (EBITA)	266	294
Operating result after goodwill amortization (EBIT)	224	253
Result after taxes from ordinary activities before goodwill amortization	163	178
Result after taxes	120	137
Cash flow from operating activities	263	333
Depreciation tangible fixed assets	103	103
Capital expenditure on tangible fixed assets	123	141
Shareholders' equity	826	778
Market capitalization	1,853	1,373
euros		
Per ordinary share after deduction of dividend on cumulative financing preference shares		
Result after taxes from ordinary activities before goodwill amortization	2.05	2.28
Result after taxes	1.49	1.74
Per ordinary share		
Dividend	0.80	0.80
Cash flow from operating activities	3.44	4.43
Shareholders' equity [2]	10.86	10.20
Share price as at 31 December	22.92	17.34
Highest price in calendar year	24.00	21.24
Lowest price in calendar year	16.92	16.64
Ratios		
ROS % [3]	7.7	8.4
EBIT/net turnover %	6.4	7.3
Result after taxes from ordinary activities before goodwill amortization/net turnover %	4.7	5.1
Result after taxes/net turnover %	3.5	3.9
ROCE excluding goodwill % [4]	22.5	23.9
ROCE including goodwill % [5]	9.5	10.5
Dividend pay-out ratio	39.1	35.1
Interest cover [6]	4.7	4.7
Balance sheet total : shareholders' equity	1 : 0.3	1 : 0.3
Net debt position : shareholders' equity [7]	1 : 0.9	1 : 0.7
Current assets : short-term debts	1 : 0.6	1 : 0.9
Net debt position/EBITDA [8]	2.7	2.9
Number of employees	13,242	13,792
Number of issued ordinary shares	80,866,886	79,184,301
Number of outstanding ordinary shares [9]	76,073,681	76,256,713
Number of ordinary shares with dividend rights	76,073,681	76,256,713
Weighted average number of outstanding ordinary shares	76,485,850	75,269,121

GROUP STRUCTURE AS AT 1 MARCH 2005

CSM nv	CSM Bakery Supplies Europe	CSM Bakery Supplies North America
Main product groups	bakery ingredients and products	bakery ingredients and products
Operating companies	BakeMark Danmark BakeMark Deutschland Bakemark Finland BakeMark Hellas BakeMark Ingrédients France BakeMark International BakeMark Italia BakeMark Magyarország BakeMark Polska BakeMark Portugal BakeMark Sverige BakeMark UK Bender-Iglauer Backmittel Carels Goes Délices de la Tour Express Croex Margo-BakeMark Schweiz Unipro Benelux	American Ingredients Company BakeMark Ingredients Canada BakeMark Ingredients (East) BakeMark Ingredients (West) Caravan Products H.C. Brill HCBC Products Mexicana QA Products

CSM Sugar Confectionery	CSM Biochemicals	CSM Sugar
candy, sugar free and functional confectionery, pastilles and chewing gum	lactic acid and lactic acid derivatives, gluconic acid and gluconates, biomaterials, lactitol and xylitol	sugar, syrups, pulp, molasses and lime fertilizer
Continental Sweets ■ Lamy Lutti France ■ Lamy Lutti Belgium ■ Leaf United Kingdom Leaf Finland Leaf Italia Leaf Poland MalacoLeaf RBV Leaf	PURAC America PURAC Asia Pacific PURAC biochem PURAC bioquímica PURAC China PURAC Deutschland PURAC France PURAC glucochem PURAC Hungary PURAC Japan PURAC Korea PURAC Polska PURAC Production USA PURAC Russia PURAC sinteses PURAC UK PGLA-1 (50%)	CSM Suiker

REPORT OF THE SUPERVISORY BOARD

Financial Statements, 1 January – 31 December 2004

The financial statements prepared by the Board of Management for the financial year 2004 have been audited and certified by PricewaterhouseCoopers Accountants N.V. The auditors discussed their findings on the financial statements with the Supervisory Board. The Supervisory Board has accepted the financial statements and recommends that they be adopted by the General Shareholders' Meeting.

Meetings of the Supervisory Board

During the report year the Supervisory Board met seven times in the presence of the Board of Management. The discussions at these ordinary meetings covered frequently recurrent topics, such as the strategy, the CSM portfolio, the group risks, the internal control systems, developments in the results, business developments in the divisions and the operating companies, the trends in the markets where CSM operates, corporate governance including the Tabaksblat Code, the organizational structure, management development, the acquisition and divestment policy, the financial statements and the annual report.

Usually, depending on the situation, the Supervisory Board meets prior to these meetings in the absence of the Board of Management to discuss, amongst others, developments in the results, and the profile, composition, performance and remuneration of the Board of Management and the Supervisory Board. In the report year the Supervisory Board held a special meeting in the absence of the Board of Management to discuss the governance model and the composition of the Board of Management.

In October 2004 the Supervisory Board visited the factory of BakeMark Deutschland in Delmenhorst (near Bremen).

Composition of the Supervisory Board

The annual General Shareholders' Meeting of 21 April 2004 agreed to the proposed appointment of Messrs W. Spinner, M.P.M. de Raad and R. Pieterse as Supervisory Board members. Mr M. Ververs will resign his post as supervisory director after the next annual General Shareholders' Meeting on 20 April 2005. CSM is deeply indebted to Mr Ververs, who has been a continued source of inspiration since his appointment in 1993. As Mr Ververs will not be succeeded, the number of members will be reduced from seven to the desired number of six. In the judgement of the Supervisory Board all its members are independent as understood by the Tabaksblat Code.

Proposal to Adjust the Remuneration of Supervisory Board Members

A proposal will be presented to the forthcoming General Shareholders' Meeting to raise the remuneration of the Chairman of the Supervisory Board from a total of € 45,378 to € 60,000 and of the Vice-Chairman from € 40,840 to € 50,000. The regular remuneration of the other supervisory directors will remain unchanged at € 40,840. The proposed increases will reflect the extra time and responsibilities involved in the two positions. A proposal will also be submitted to pay annual remuneration of € 2,250 to the members of the Nomination Committee and the Remuneration Committee. The supplement for the chairpersons of these two committees is € 1.000.

Composition of the Board of Management

After a period of strong growth, which was partly acquisition-led, CSM has reached a phase of restructuring and portfolio optimization as a basis for further, profitable growth. The Supervisory Board believes that the corporate activities in this phase require different, more direct steering by the Board of Management. Mr J.A.J. Vink, Chairman of the Board of Management, has therefore intimated that he believes CSM would be better served by a new Chairman, who could lead the company in this phase. The Supervisory Board respects Mr Vink's decision and has asked him to remain at the helm until his succession has been dealt with.

The Supervisory Board has since decided to nominate Mr G. Hoetmer as Mr Vink's successor as of 1 May 2005. Mr Hoetmer (48, Dutch nationality) has held various positions at Unilever since 1980. Most recently he was employed as Vice President Supply Chain and member of the Unilever Foods Executive. His extensive knowledge and experience of the food industry fit in perfectly with the business operations of CSM. We firmly believe that, with the appointment of Mr Hoetmer, the post of Chairman of the Board of Management will be adequately filled.
Assuming that the General Shareholders' Meeting on 20 April 2005 approves the nomination, Mr Vink will resign as Chairman of the Board of Management on 1 May 2005. Mr Vink has been a member of the Board of Management since 1 April 1995, as Vice Chairman since 1 April 1996 and as Chairman since 1 April 1997. He has a long track record at CSM. He began his career in 1983 as director of what was then PURAC. From 1987 till his appointment to the Board of Management he was divisional director of the then CSM Biochemicals Division (PURAC and bakery

ingredients). Mr Vink has been the driving force behind the growth of CSM operations in the biochemical and bakery ingredient sectors. Under his leadership CSM has changed from a company with a traditional reputation for being closed into a more open, outward-going and transparent organization. We are deeply grateful to Mr Vink for his important contribution to the development of CSM.

Ahead of his official retirement date in December 2005, Mr Olieman will also resign as member of the Board of Management on 1 May 2005. Mr Olieman was appointed to the Board of Management on 1 April 1995, after joining as agricultural director in 1985 and becoming divisional director of the Sugar Division in 1988. Mr Olieman bore overall responsibility for the sugar operations until December 2003. Thanks to his knowledge and understanding of both the agricultural sector and societal and political relationships and regulations, Mr Olieman has been a major force behind the continued successful development of the sugar operations. He also contributed to the further development of the corporate culture, thus enabling the creation of more synergy between the divisions. We are very grateful to Mr Olieman for his contribution to the development of CSM.

Committees of the Supervisory Board

Audit Committee

The Audit Committee has been operational since 2003. The members, Mr M. Ververs (Chairman till 20 April 2005), Ms L.A.A. Van den Berghe and Messrs R. Pieterse and A.H.C.M. Walravens, met three times in 2004. The agenda at these meetings covered, amongst others, the annual and half-year figures and the accompanying press releases, the internal control, the risk management systems, IFRS and the role of the internal and external auditors. Mr Pieterse will succeed Mr Ververs as Chairman of the Audit Committee on 20 April 2005.

Nomination Committee

During the report period, the Supervisory Board appointed a Nomination Committee from its numbers. This committee consists of Messrs P. Bouw (Chairman), M.P.M. de Raad and W. Spinner. It met twice to discuss, amongst others, the CSM governance model and new appointments.

Remuneration Committee

The Supervisory Board has appointed a Remuneration Committee from its numbers. This committee consists of Messrs M.P.M. de Raad (Chairman), P. Bouw and W. Spinner. It met twice to discuss the conditions of employment, the remuneration policy and any desired adjustments. The Supervisory Board intends to review the remuneration policy for the Board of Management on the basis of the recommendations of the Remuneration Committee.

Current Employment Contracts and Severance Arrangements

The sitting members of the Board of Management have been appointed for an indefinite period. The employment contract of Mr Olieman, who will resign as member of the Board of Management on 1 May 2005, ends on the last day of the month in which he reaches the age of 62. The employment contract of Mr Vink, who will resign as Chairman of the Board of Management on 1 May 2005, will be terminated on 30 November 2005. The employment contract of Mr Hendriks ends on the last day of the month in which he reaches the age of 60.

The employment contracts of the members of the Board of Management stipulate that, in the event of non-voluntary resignation, the individual concerned will receive severance pay amounting to twice the last earned gross annual salary and the agreed bonus. A second provision allows for the continuation of pension rights for a period of two years. If employment is terminated within a period of three years after a takeover or merger, a different provision applies, which takes account of the age of the person concerned and the degree to which he derives income from labor.

Current Remuneration Policy

The current remuneration policy for the members of the Board of Management consists of a fixed salary, a bonus, share options, a pension scheme, a contribution to the medical insurance premiums and an expense account. The members of the Board of Management also have a lease car at their disposal.

Any additional income that the members of the Board of Management derive from supervisory directorships is exempt up to the sum of € 14,244, the remainder is submitted to the company.

The members of the Board of Management have a fixed salary which is the same for each member and is adjusted annually on the basis of the CBS index. The Chairman of the Board of Management receives additional remuneration (€ 45,000).

Bonuses for the members of the Board of Management are related to the development of earnings per share. Share options are awarded in relation to the increase in earnings per share. Accordingly, no share options were awarded in 2004.

Two members of the Board of Management are eligible for a premium-free pension and a transitional pension based on the last earned salary. The last appointed member of the Board of Management, Mr Hendriks, falls under a defined contribution pension scheme involving an employer's contribution based on an age-related scale.

Upon resignation Mr Vink will receive severance pay of € 1,357,832 (in keeping with the provisions of the contract). Furthermore, the contributions to Mr Vink's pension scheme will be continued as if he would remain in employment until the end of 2007.

New Remuneration Policy
As a departure point, with due regard to what is said below, the Supervisory Board will seek as much guidance as possible, in the recommendations of the Tabaksblat Commission in relation to the employment conditions, terms of appointment and terms of notice for new members of the Board of Management. There will still be scope for deviation in exceptional circumstances. Needless to say, any such deviation will be properly accounted for.

Proposed Remuneration Policy for the Board of Management
The Tabaksblat Code has led to a further analysis of the remuneration policy for the Board of Management. The Remuneration Committee sought advice from an independent consultant. On the basis of, amongst others, market comparisons it was confirmed that the current package of employment conditions is no longer market-compliant and that the performance criteria for the variable remuneration components need to be sharpened. The Supervisory Board intends to introduce a revised remuneration policy. On the one hand, our aim is to provide an attractive package that reflects the market while, on the other, more challenging performance criteria for individual members and the Board of Management as a whole will be linked to both the short-term and long-term objectives of the company.

To compare the overall level and composition of the package, support was sought in a reference group of Dutch companies operating internationally in the same sector (food, food ingredients, retail), and in the practices of AEX/AMX-listed companies which are similar to CSM in size and complexity.
The total value of the package (fixed salary, short-term incentive (STI), long-term incentive (LTI) and pension scheme) has been determined in relation to the median of this benchmark.

The variable income (STI + LTI) forms a key part of the total package; the performance criteria to which STI and LTI are related represent the most important elements that lead to value creation and increased shareholders' value in the short and long term respectively.
With the newly formulated remuneration policy and taking account of the explanation below, CSM aims to fully comply with the provisions on principles and best practices in the Tabaksblat Code.
The policy will be submitted to the next General Shareholders' Meeting for approval.

The new remuneration package will be built up as follows:

- **Fixed salary**

The fixed salary is determined around the median for members of the Board of Management of similar companies (food, food ingredients, retail sector). The fixed salary is annually adjusted in line with relevant developments in the market.

- **Short-term incentive (STI)**

The annual bonus will be linked to a weighting to be determined annually as well for the following performance criteria: earnings per share (EPS), sales margin, net cash-flow and personal objectives. Furthermore, the maximum bonus level that can be reached has been adjusted based on the above-mentioned benchmark. Realization of the objectives at an 'on target' level confers the right to a bonus of 50% of the fixed salary. If the realization level for the objectives is 115% or more, the bonus can mount to 75% of the fixed salary. The degree to which the objectives have been realized is partly determined by the financial statements audited by the external auditor. No bonus is awarded if less than 85% of the ambition levels for the objectives are realized.

■ Long term incentive (LTI)
The Supervisory Board proposes a new LTI plan in the form of a share plan including a performance criterion that is linked to the creation of shareholders' value: the 'Total Shareholders' Return' (TSR). This share plan will replace the current share option plan.

The proposal is to provisionally award a share package to members of the Board of Management every year as part of a three-year cycle. The value of this package will equal 40% of the fixed salary. The number of shares that will become definitive at the end of the three-year assessment period will depend on the result of CSM. For this, Total Shareholders' Return will be used. Depending on the TSR position in a reference group (peer group) which has been previously defined by the Supervisory Board, the number of shares will be multiplied by the 'LTI factor' (up to 1.5). To settle income tax commitments 52% may be sold after this three-year period. The remainder stays for another two years in deposit. Dividend will be added during the total period of five years.
The reference group consists of companies which are similar to CSM in terms of operations, size and geographical distribution and are seen as such by financial analysts. The group consists of Danisco, ABF, Kerry Group, Wessanen, General Mills, IAWS Group, ADM, Südzucker, Tate & Lyle and Ebro Puleva.

This way, the intended market-compliant profile for the remuneration mix will be achieved (i.a. a switch from an option to a share plan) and suitable performance criteria will be introduced for the LTI, which consistently link the interests of the Board of Management with the interests of the shareholders. We intend to apply this performance-related share plan – in an adapted form – to the rest of the senior management at CSM as well. This plan will therefore replace the share option plan for this group as well. The Supervisory Board proposes that the General Shareholders' Meeting approve this LTI bonus scheme.

■ Pension scheme
The Supervisory Board proposes that the pension scheme for new members of the Board of Management be adapted and based on the 'defined contribution principle'. This has been decided partly in connection with the need for better cost management. The premiums will be charged to the company.

■ Other employment conditions
The corporate policy is geared to providing a market-compliant package comprising an appropriate expense account, a company car, a contribution to the medical insurance premiums and use of a telephone. The company has also taken out accident insurance and liability insurance for the members of the Board of Management.
No loans, advances or guarantees are issued to them.
A restrictive policy applies to additional positions in line with the Tabaksblat Code; acceptance of additional positions must be explicitly approved by the Chairman of the Supervisory Board.
Income from supervisory directorships may be retained.

Henceforth, members of the Board of Management will be appointed for a specific period. To safeguard continuity, however, the period of appointment will differ for each member of the Board of Management. The period of appointment for Mr Hendriks has been set at five years, commencing from the General Shareholders' Meeting on 20 April 2005.
The severance arrangement for Mr Hendriks in the event of non-voluntary resignation, merger, or takeover remains in force. As regards severance pay in the event of non-voluntary resignation, the contracts of employment for new members of the Board of Management will also deviate from Article II.2.7 of the Tabaksblat Code. Severance pay can mount to 1.5 times the fixed annual salary and the most recently determined short-term incentive. The severance arrangement must be seen partly in relation to the total package of employment conditions and market conditions.

This policy was approved at the meeting of the Supervisory Board in response to the proposal by the Remuneration Committee. The Supervisory Board will regularly check whether there are any reasons to alter the remuneration policy; material alterations will be submitted to the General Shareholders' Meeting for adoption.

See page 85 for an overview of the individual remuneration for the members of the Board of Management; see page 85 and 86 for the awarded numbers of share options; see page 100 for the supervisory directorships of members of the Board of Management in listed companies. See page 86 for the remuneration for the individual members of the Supervisory Board.

Tabaksblat Code

The Supervisory Board endorses the importance of good corporate governance and discussed the Tabaksblat Code in detail at its meetings. CSM has already fulfilled the letter and spirit of the Code in numerous respects. Several changes have been made or proposals submitted to bring corporate governance at CSM into line with the Code. A deviation from the Code exists in two cases, namely the use of depositary receipts of shares as a (temporary) protection measure and certain matters relating to the appointment, resignation and remuneration of the current members of the Board of Management. The report of the Board of Management contains further, more detailed information about the Tabaksblat Code and its observance.

Diemen, the Netherlands, 1 March 2005

On behalf of the Supervisory Board
P. Bouw, *Chairman*



Report of the Board of Management



Yvette van Bladeren Product Manager, CSM Suiker, the Netherlands

Responsible for marketing, communication, product development, and packaging design of various sugar products.

MAIN DEVELOPMENTS IN 2004

- Result* of € 162.5 million for 2004 (2003: € 177.5 million).
- Net turnover of € 3.475 million (2003: € 3,484 million).
- Earnings per share** for 2004 fell to € 2.05 (2003: € 2.28).
- As in 2003, turnover and result were negatively impacted by the decline in the US dollar in 2004 (calendar year 2004: €=USD 1.24 compared with calendar year 2003: €=USD 1.13). At constant exchange rates net turnover would have increased by 2.8% and the result* and earnings per share** would have decreased by 6.2% and 7.9% respectively.
- A cash dividend of € 0.80 per share will be proposed to the shareholders (pay out ratio 39.1).
- CSM announced the sale of the CSM Sugar Confectionery Division for the sum of € 850 million.
- CSM Bakery Supplies Europe realized strongly disappointing results due to poor business conditions in Germany and France and higher costs of raw materials. The reorganizations and divestments announced in the second half of 2004 are progressing or will be implemented as planned.
- CSM Bakery Supplies North America improved its results, amongst others, by introducing low-carb ingredients and products. The merger of the marketing and sales organizations of Brill, Baker&Baker and Henry&Henry is on schedule.
- CSM Biochemicals saw a strong rise in volumes in 2004 (+19%) but felt the adverse effects of the weak US dollar and experienced price pressure due to increased competition.
- CSM Sugar sold its stake in alcohol producer Nedalco. Anticipating the negative effects of the future reform of the EU Sugar Regulation, CSM announced the shutdown of the beet-processing operations in Breda in January 2005.
- Cash flow from operating activities was € 263.1 million (2003: € 333.1 million) and the net debt position decreased to € 881.1 million (2003: € 1,052.1 million).

* Result = result after taxes from ordinary activities before goodwill amortization

** Earnings per share = result after taxes from ordinary activities (less the dividend on financing preference shares) before goodwill amortization, divided by the weighted average number of ordinary shares with dividend rights

GENERAL

Prospects

The global economy is expected to continue to grow in 2005, though the regional differences will increase. The US economy is clearly recovering but it is no longer the engine behind the world economy. In the Eurozone the necessary socio-economic reforms will continue to have a negative effect on consumer confidence for the time being and hence constrain economic growth. The Asian economies are developing favorably, but the extremely high growth rate in China could temporarily upset growth in this region.
These moderately positive economic trends will only lead to a marginal increase in global interest levels, while the decline in the US dollar does not appear to be over.
An increase of around 3% in the global gross national product (GNP) in 2005 seems realistic.

In 2005 we expect a limited increase in the result of both CSM Bakery Supplies Europe and North America – before exceptional income and charges and in the case of the latter expressed in US dollars.
In view of the intended sale in March 2005, CSM Sugar Confectionery will contribute only a few million euros to the result.
Despite the rise in the volume of sales in lactic acid and lactic acid derivatives, CSM Biochemicals expects a lower result in 2005 than in 2004 due to an anticipated significantly lower USD exchange rate in 2005 and price pressure from increasing competition.
The result of CSM Sugar, before exceptional income and charges, will be more or less the same as last year.
Excluding the operating result of CSM Sugar Confectionery in 2004 (€ 69.3 million) and the first two months of 2005, the exceptional income and charges in 2004 (€ 4.6 million) and the adverse effect of the US dollar in 2005 compared with 2004 (€ 7.4 million), the CSM operating result for 2005, based on the current accounting principles, will show a modest improvement compared with 2004.

The sale of CSM Sugar Confectionery will bring about a considerable fall in our operating result in 2005. This fall and consequently the fall in earnings per share will be only partly offset by lower interest charges due to the repayment of short-term bank loans from the proceeds of the sale of CSM Sugar Confectionery.
No forecasts can be made at present about the expected development of earnings per share in 2005.

Strategy

CSM aims to create value for its shareholders and the other stakeholders in the group. In 2004 we decided to further concentrate our portfolio.
CSM positions itself as an internationally operating company engaged in the development, production, sale and distribution of Bakery Supplies and Food Ingredients.

The main product groups are (after the sale of Sugar Confectionery):

- Bakery ingredients and products in Europe and North America;
- Lactic acid and lactic acid derivatives on a global scale;
- Sugar, mainly in the Netherlands.

CSM strives to attain, retain and further develop its strong market positions in these product groups in order to create a healthy basis for realizing growth in earnings per share. This growth will have to be realized while maintaining a healthy financial position. Autonomous growth takes top priority at CSM alongside efficiency and cost-effectiveness. Successful R&D programs are therefore imperative.

The above three product groups will be managed within a four-division structure. CSM holds first or second position in the markets for all these groups.

The growth potential varies for the three groups. In recent years both the Bakery Supplies divisions have grown strongly because of – sometimes large – acquisitions. These divisions operate in markets with a relatively low level of consolidation and enough potential candidates for acquisition.
The Bakery Supplies divisions will focus on strengthening their existing operations by reorganization and, if necessary, by divesting activities which make insufficient profit or no longer fit in with the corporate strategy. At the same time, autonomous growth will be bolstered by a number of specific growth projects in the European countries that matter most to the division.

The growth prospects for lactic acid and lactic acid derivatives (CSM Biochemicals) are largely autonomous. PURAC will further develop its market leadership and continue the annual rise in volume of at least 10%. Technological innovation will lead to a further rise in the contribution of lactic acid derivatives to the overall turnover. Process adaptations and supply chain optimization will bring about a further permanent reduction in the operating costs.

The current EU Sugar Regulation remains in force until 1 July 2006. This means a production quota of 325,352 tons for the beet campaign that ended in December 2004 (2003: 320,105 tons), thus enabling CSM Sugar to retain its 37.5% share of the Dutch quota. Anticipated radical changes to the production quota and the price of beet and sugar will necessitate rigorous reorganization in the division and targeted investment. The announced closure of the beet-processing activities in Breda and the intended investment in Vierverlaten should be seen in this context. Though no growth is anticipated at first, CSM Sugar will retain its solid profitability and cash flow after the adjustments have been made to its production capacity.

Financial Objectives

In 2003 we decided to make earnings-per-share growth of 5-10% a year our main financial objective. This objective has not been realized in 2004. Because of this disappointing development we decided to review the composition of CSM's portfolio and those of the various divisions. This has led to the decision in 2004 to concentrate on Bakery Supplies and Food Ingredients, the sale of CSM Sugar Confectionery and a large number of reorganizations and divestments.

We steer the company on the basis of the following criteria:

- ROS, i.e. return on net turnover (EBITA expressed as a percentage of net turnover);
- ROCE, i.e. return on capital employed (EBITA expressed as a percentage of capital employed including or excluding paid goodwill);
- Economic Profit and Economic Profit Improvement (EBITA after deduction of the weighted average cost of capital (WACC), equity and debt funding, calculated over the average capital employed including paid goodwill). CSM applies a WACC of 11% before taxes. In the current financing ratio and interest rates the actual WACC is around 8.5%.

We aim for a ROS of *at least* 8.5% and a ROCE including goodwill of *at least* 12% for CSM as a whole in the next 3 years. All companies must show an annual Economic Profit Improvement.

The criteria for each division are differentiated as follows to reflect the differences between the divisions.

	ROS %	ROCE %
CSM Bakery Supplies Europe	8-10	11-13
CSM Bakery Supplies North America	8-10	11-13
CSM Biochemicals	15-20	15-20
CSM Sugar	12-16	25-35

In addition to these financial criteria we apply a set of Key Performance Indicators (KPIs) for each division. These division-specific KPIs support the divisional directors and the Board of Management when assessing the business developments and steering the operations.
External financial criteria are also important in the assessment of the CSM results. In our view the most important ratios are share price/profit and enterprise value/EBITDA.

CSM's Risk Profile

CSM's operations are characterized by a relatively low risk profile. Large unexpected fluctuations are unlikely to occur in the results.
The main external risk factors which could have a negative effect on the results:

- The decline of the US dollar against the euro. Out of the four divisions the results of CSM Biochemicals (transaction and translation effects) and CSM Bakery Supplies North America (translation effect) are most exposed to the effect of fluctuations in the US dollar. A fall of € 0.01 in the exchange rate of the US dollar would have a net negative impact of € 0.9 million on net profit.
- A strong rise in the price of oil, pushing up the costs of energy and packaging materials.
- A rise in the price of sugar on the world market. Based on the current use of sugar any such rise would considerably increase the production costs for CSM Biochemicals and both Bakery Supplies divisions. On the other hand, CSM Sugar could profit from this – although to a lesser extent – in connection with sugar sales outside the EU.

- A rise in the prices of other 'soft' commodities (vegetable oils and fats, flour, eggs, hazelnuts, almonds and also other harvested raw materials such as cocoa, cherries and other fruit) could have a temporary negative effect on the results of the Bakery Supplies divisions in particular.

These commodity-related risks would only make a material impact on the results (approximately up to € 20 million) in the event of wide fluctuations in the price. Such price rises can generally be passed on to customers 6-12 months later provided our main competitors apply the same pricing policy. In addition, it is CSM policy to as far as possible directly hedge purchase obligations arising from supply contracts.

Internal Risk Management and Control Systems

CSM applies a management control system and an internal control system to steer the company.

The management control system consists of a coherent set of tools comprising, amongst others, a defined strategy, a budget/long-term plan, monthly and quarterly reports of actual financial developments and projections of financial trends which are compared with the budget/long-term plan. Systematic assessment of this data by the Board of Management, the division management and corporate departments results in reports and meetings with the operational management, corporate management and Board of Management. These activities as well as visits by division management, corporate departments and members of the Board of Management to the local operating companies contribute to risk management at the company.

The internal control system, designed to keep CSM on course so that it can realize the corporate financial and operational objectives and to prevent surprises and limit the consequences thereof, consists of a coherent set of tools based on the five components of the internal control system according to the COSO Report (CSM's Framework Internal Control Structure).
The risk analysis, which is conducted by the Internal Auditor and by management at every level within the organization as a part of the internal control system, results in an annual risk analysis with which the audit plan is aligned. This also forms the basis for the above-mentioned visits to monitor the performance of operating companies and the internal control.

The activities of the Internal Auditor form an important tool for the Board of Management when determining proper operation of CSM's internal risk management and control systems.

Statement Regarding Internal Management and Control Systems

The Board of Management is responsible for the design and operating effectiveness of the company's internal risk management and control systems. The aim of these systems is to manage as efficiently as possible the significant risks to which the company is exposed. However, such a system cannot offer absolute assurance against the non-realization of corporate objectives, nor can it entirely preclude inaccuracies of material importance, loss, fraud or violations of legislation and regulations.

The internal control system is based on CSM's 'Framework Internal Control Structure', which has been derived from the COSO Report 'Internal Control-Integrated Framework' of September 1992. The control environment and all relevant corporate risks are systematically analyzed and assessed in continuity.
The operating company and division management, the corporate departments and the Board of Management assess the effectiveness of the risk management and control systems by means of central and local monitoring.

The quality of the internal control is evaluated on the basis of these assessments, the results and reports from audits by the internal and external auditor and the monthly reports by the operating companies and divisions on the financial, operational and business developments. The findings are reported to the Audit Committee.
For a more detailed description of our activities in this domain we refer to the section on internal risk management and control systems (above).

Conclusion

In anticipation of further formalization and reporting of, in particular, the monitoring activities at management level, and on the basis of the systematic attention that is being paid to improving CSM's internal risk management and control systems, we see no reason to assume that these systems would not be adequate. Furthermore, given the above-mentioned activities and findings and given the risk profile of CSM, we have found no indication that the systems did not operate effectively in 2004.

All of this does not detract from our realization that errors of judgment, human failure, mistakes and shortcomings, conspiracy by officials and other unforeseen circumstances can frustrate both the structure and the operations of the internal risk management and control systems at CSM. We also believe that cost/benefit considerations play a role and will continue to do so in the extent and level of detail in the internal risk management and control systems and the acceptance of risks.

IFRS

The CSM financial statements for 2004 have been drawn up in accordance with the current generally accepted accounting principles in the Netherlands. Starting from financial year 2005 CSM must report on the basis of the International Financial Reporting Standards (IFRS). The report for the first half of 2005 will be the first report based on IFRS. The annual report for 2005 will be the first annual report based on IFRS. The comparative figures for 2004 will then be recalculated. Hence, the *de facto* transition date to IFRS is 1 January 2004.

Any movements caused by changes as a result of the transition from Dutch GAAP to IFRS on 1 January 2004 will be incorporated in the equity. The changes that most affect CSM are explained briefly below, most of them arising from differences due to new accounting principles for assets and liabilities. The new accounting principles, because of their nature, may also give rise to greater fluctuations in future results of CSM. The differences do not affect the underlying cash flows.

Pensions and Other Employee Benefits

Under IFRS commitments arising from defined benefit pension plans and employee benefit plans must be stated at present value of the future commitments (including future salary increases) adjusted for the market value of the related investments. Under the present accounting principles pension commitments are based on the current commitments without taking account of the value of the investments. At the moment there are some employee benefits which are not recognized in the balance sheet; related charges are incorporated in the result on a cash basis. Under IFRS a commitment will be included in the balance sheet for these benefits. Under the new IFRS rules, the provision for pensions and other employee benefits will increase by approximately € 60 – 70 million (excluding tax effects) as of 1 January 2004.

Acquisitions

Under the present GAAP goodwill that is paid upon acquisitions is capitalized and amortized over 20 years. Under IFRS goodwill will also be capitalized but will no longer be amortized. CSM has decided to apply IFRS in this domain only to new acquisitions. This means that past acquisitions will not be recalculated.
The carrying value of the goodwill will be frozen as of 1 January 2004 and the goodwill amortization of € 42 million over 2004 will be reversed under IFRS. The capitalized goodwill will, however, be assessed annually to ascertain whether the expected future cash flows exceed the carrying value.

Financial Instruments

CSM has opted to wait till 1 January 2005 before applying the standards for financial instruments. As a result, the cumulative financing preference shares will be classified as debt funding instead of equity. Equity will therefore fall by € 100 million. The dividend on these shares will now be classified as interest charges, which will then increase by € 6 million.
Under IFRS, derivatives must be stated at market value on the balance sheet. Fluctuations in the market value are recognized in the profit and loss account, provided 'hedge accounting' is applied. Hedge accounting will be largely applied to forward currency contracts and interest rate derivatives, whereby unrealized fluctuations in the market values of the derivatives will be temporarily incorporated in the equity until the result of the underlying hedged transaction is recognized. Hedge accounting will not be applied to some interest swaps, thereby leading to a rise of around € 18 million in the commitments charged to equity as of 1 January 2005 (the IFRS implementation date for financial instruments).

Other Effects

The valuation of personnel options, the processing of currency translation differences and some reclassification differences between balance sheet items will have a modest effect on equity and the CSM result.

Most of the IFRS standards have been ratified by the European Commission and are therefore definitive. Standards change regularly and the rules are open to different interpretations. The above unaudited conclusions in respect of the transition to IFRS must therefore be regarded merely as provisional.

Main Principles of Corporate Governance

Structure

CSM nv is an international holding company as understood by Section 153, subsection 3 paragraph b, of Book 2 of the Dutch Civil Code. The 'large company' regime does not therefore apply at the level of CSM nv.

Corporate Governance relates to the management and supervision of the company, accountability and the influence of stakeholders on decision-making.
The Board of Management is responsible for developing the objectives and the strategy and for implementing the strategic and operational policy of the company. The independent Supervisory Board oversees and advises the Board of Management. The corporate management fulfils its duties by promoting the interests of CSM and its businesses. The interests of CSM and its businesses are understood as the interests of all stakeholders, including the customers, shareholders, employees, suppliers and financial backers. At the same time, CSM is deeply committed to protecting the interests of the community. CSM works on the principle that the corporate management should consistently determine and implement the corporate policy from a long-term vision of continuity. CSM endorses the importance of clear accountability for its policy and the results thereof.

Around 97% of the ordinary shares are in the form of depositary receipts. The depositary receipts of ordinary shares are listed on Euronext Amsterdam N.V. The ordinary shares, the financing preference shares, and the depositary receipts of financing preference shares are not listed.

Both types of share can be transferred only to natural persons trading entirely on their own account. Similarly, transfer is not possible if and insofar as the acquirer alone or on the basis of a private partnership agreement with one or more natural persons or legal persons, is a direct holder or – other than holders of depositary receipts of shares – a mediate holder of 1% or more of the issued capital or would become one by such a transfer.

Shareholders have voting rights in proportion to the number of shares held. In accordance with the law, depositary receipt holders, under normal circumstances, have voting rights in proportion to the number of depositary receipts held and can issue voting instructions if they wish. If depositary receipt holders are unable to vote personally or by proxy, Stichting Administratiekantoor CSM respectively Stichting Administratiekantoor Financieringspreferente Aandelen CSM (see page 95) will exercise voting rights on the ordinary shares respectively the financing preference shares against which depositary receipts have been issued. This arrangement safeguards continuity in the voting patterns. The independent Board of both institutions exercises the voting rights attached to the shares with the aim of promoting the interests of CSM and the businesses maintained by and united with CSM in a group in such a way that the interests of CSM, the businesses and all concerned are safeguarded as effectively as possible.

The above-mentioned 1% rule and the associated depositary receipts of shares constitute the only legal protection of CSM. CSM believes such protection to be in the interests of the company and all concerned. Should the situation arise, the legal protection would provide a framework for negotiating a possible takeover which would take as much account as possible of the interests of the company and all concerned. As mentioned, in accordance with the law and under normal circumstances, holders of depositary receipts of shares will experience no restrictions at all in exercising their rights because, under normal circumstances, they will have full voting rights by proxy.

The annual General Shareholders' Meeting will be held within six months of the close of the financial year. At this meeting, amongst other things, the Annual Report and Financial Statements drawn up by the Board of Management will be presented for approval.
If requests are received from shareholders and holders of depositary receipts of shares, who individually or collectively represent one percent (1%) of the issued capital or at least € 50 million of the market capitalization, to place items on the General Shareholders' Meeting agenda, these will be honored provided they are submitted to CSM at least 45 days prior to the date of the meeting, unless such items are deemed incompatible with important company interests.

Extraordinary General Shareholders' Meetings will be held as often as the Board of Management and Supervisory Board so desire. An extraordinary General Shareholders' Meeting must also be held if one or more shareholders and/or holders of depositary receipts of shares who collectively represent at least 1/10 of the issued capital submit a written request to this effect to the Board of Management or the Supervisory Board enclosing a detailed list of the agenda items. If neither the Board of Management nor the Supervisory Board – which have equal powers in this matter – respond so that this extraordinary General Shareholders' Meeting can be convened within six weeks of the request, the applicants are at liberty to convene the meeting themselves and appoint a Chairman.
With the exception of cases in which a larger majority is required by law or the Articles of Association, decisions at the General Shareholders' Meeting will be taken by an absolute majority of the votes cast.

Decisions to amend the Articles of Association and/or dissolve the company may only be taken at a General Shareholders' Meeting in which at least 2/3 of the issued capital is represented and by majority of at least 3/4 of the votes cast, unless the proposal has been submitted by all sitting members of the Board of Management with the collective approval of all sitting members of the Supervisory Board, in which case the decision may be taken by an absolute majority of votes, regardless of the represented capital.

The members of the Supervisory Board and the Board of Management are appointed by the General Shareholders' Meeting on the basis of nominations by the Supervisory Board. Under the law a binding nomination can only be overruled by 2/3 of the votes cast, representing at least 1/2 of the issued capital. If the General Shareholders' Meeting on 20 April 2005 adopts the proposal to amend the Articles of Association in this regard, it will be able under the Tabaksblat Code to overrule any such nomination by an absolute majority of votes, provided this majority represents at least 1/3 of the issued capital. Unlike the Tabaksblat Code, if there is no quorum of 1/3, CSM need not convene a second meeting, as a second meeting is not required by law. Under the present regulations the nomination can only be overruled by a 2/3 majority of votes representing at least 1/3 of the issued capital.

If the General Shareholders' Meeting adopts the proposal to amend the Articles of Association in this regard, it will only be able to suspend or dismiss a member of the Board of Management or the Supervisory Board – unless the proposal for suspension or dismissal is submitted by the Supervisory Board – by an absolute majority of the votes cast representing over 1/3 of the issued capital. Unlike the Tabaksblat Code, if there is no quorum of 1/3, CSM need not convene a second meeting, as a second meeting is not required by law. Under the present Articles of Association any such decision can only be taken by a 2/3 majority of the votes cast representing at least 1/3 of the issued capital.

Observance of the Tabaksblat Code
As explained in last year's annual report, CSM believes that the Tabaksblat Code is a serious attempt to formulate fundamental principles which can, in general, partially serve as a basis for confidence in responsible management and effective supervision. CSM endorses the principle of the Tabaksblat Code, that a company is a long-term partnership between various parties related to the company. Corporate management bears overall responsibility for balancing the interests of these parties mostly with the aim of maintaining continuity of the company. At the same time, CSM aims to create value for its shareholders in the longer term.

As was also indicated last year, CSM already fulfills the letter and the spirit of the Tabaksblat Code in many respects. Where necessary or desirable, steps were taken to bring corporate governance at CSM into line with the Tabaksblat Code. All the rules and regulations were drawn up or amended and, where appropriate, posted in a comprehensible format on the CSM website. The Articles of Association only need minor adjustment. As indicated above, a number of proposals to this effect will be submitted to the annual General Shareholders' Meeting on 20 April 2005.

CSM endorses all the Principles of the Tabaksblat Code insofar as they apply, with the exception of the second sentence of Principle IV.2 (Depositary Receipts of Shares), which states that depositary receipts of shares may not be applied as a protective instrument. Last year, we already had reservations about this point, partly in anticipation of the relevant legislation. Later, the legislator decided, after the publication of the Tabaksblat Code, that depositary receipts of shares could be used as a protective instrument under specific conditions and circumstances. The use of depositary receipts of shares at CSM is now entirely in accordance with the law. See the separate Report to Depositary Receipt Holders (page 95) for details on best practices for depositary receipts of shares.

It was also said last year that certain aspects of the appointment, resignation and remuneration of the current members of the Board of Management deviated from the Tabaksblat Code. For the current and future remuneration policy see the Report of the Supervisory Board (page 12 ff).

As far as the rest is concerned, there is no question of non-observance of the principles or best practices in the Code.

Dividend Proposal

Upon adoption of the financial statements holders of (depositary receipts of) cumulative financing preference shares will receive the statutory dividend stated on page 93. Holders of ordinary shares and of depositary receipts of ordinary shares will be proposed a cash dividend of € 0.80 per ordinary share for 2004 (pay-out ratio 39.1). The proposed amount for the cash dividend equals the cash dividend for 2003 (pay-out ratio for 2003: 35.1).



Norval Isenia Mechanic Engineer & Diffusion Operator, CSM Suiker, the Netherlands

Responsible for the processing machinery and for the quality of the beet slices



Ester Esgueva Head of Environmental, Safety and Health Services, PURAC bioquímica SA, Spain

Responsible for the coordination of all environmental regulations at PURAC bioquímica and for the health and safety of all personnel.



Sustainability and Continuity

SUSTAINABILITY AND CONTINUITY

Sustainability Report
A separate Sustainability Report will be published. For this reason, the Annual Report will only outline the main points.

Employees and Organization

Social Policy
Our personnel play a crucial role in the growth and success of the company. CSM feels responsible for its employees and has incorporated this in its core values.

Important principles in CSM's social policy include:

- To engage, train and promote employees on the basis of the talents and skills required for the job;
- To provide safe and healthy working conditions;
- To encourage and support individual and team initiatives to further improve the results, reputation and growth potential of CSM;
- To strive for an excellent performance and the subsequent rewards.

CSM attaches great significance to maintaining close relationships between executives, senior managers and emerging talent. A lot of attention is paid to open and honest communication.

The principles of the Personnel and Organization policy are maintained at corporate level, where the contours are also drawn for employee rewards, assessment and development. The national and international HR policy is also coordinated at corporate level. Within this context the CSM divisions and operating companies are responsible for attuning the HR policy with the culture, market requirements and other aspects of the respective organization.

Human Resources Strategy
The Human Resources strategy contributes to the realization of the company strategy. In 2004 a lot of attention was paid to initiatives contributing to "growth, innovation, leadership, and cost-effectiveness".
The required qualities of our employees were critically reviewed in all parts of the company and, if needed, measures were taken or initiated to implement necessary organizational changes. The adjusted strategy and the market conditions make a heavy demand on the flexibility and adaptability of management and personnel. In this light, CSM is currently using programs such as Coaching for Performance to improve essential managerial skills. Leadership improvement is also at the heart of the Mastering Growth and Innovation training for CSM's executive management, which will start soon.

Management Development
CSM's approach to management development is geared to individual development and training of management and to well-balanced personnel planning at management level. The aim is to increase the number of (cross-border) transfers and promotions. This policy is subject to the condition that the organization is properly defined. For this reason an annual management review is carried out and a uniform job-evaluation method is applied internationally to the management positions.
CSM invests in staff with potential by offering programs for personal development, personal effectiveness, entrepreneurship and leadership development. These programs are geared to different levels of management in the organization.

Pensions
Pensions and pension costs are a much debated subject at present. On CSM level we have decided to take initiatives geared to cost management in cases where the pension is still based on the last salary. For example, in the Netherlands talks are currently taking place with employee representatives about new pension arrangements, due to take effect in 2006.

Consultative Framework
The European Works Council (EWC) met in an ordinary session in the second quarter of 2004. As is customary, it discussed strategy, recent acquisitions and divestments, the financial results and the prospects for the future. The introduction of TPM was also explained. In the third and fourth quarter, the EWC was briefed on the investigation into the possible sale of CSM Sugar Confectionery and the progress of the Change for Growth program at CSM Bakery Supplies Europe.

Number of Employees
On balance the workforce decreased in calendar year 2004 mainly as a result of divestments. It now stands at 13,242.

The distribution of the employees over the various regions is shown in the table below.

Number of employees	31-12-2004	31-12-2003
The Netherlands	1,753	1,815
Rest of Europe	7,728	8,196
North America	3,482	3,564
Rest of the world	279	217
Total	13,242	13,792

The Environment

Production and Other Control Systems
Good progress was made in TPM (Total Productive Maintenance) in the report year. Almost all the factories of CSM Bakery Supplies Europe, CSM Sugar Confectionery and CSM Biochemicals now work with TPM programs. TPM was also successfully introduced and enthusiastically received in the larger factories of CSM Bakery Supplies North America, whose other factories are working with a lighter version. TPM is also in an initial phase at CSM Sugar.
The effects of TPM are becoming clearly visible in many factories. Not only are the factories cleaner and better organized, waste and downtime have been reduced and production line efficiency has been improved. In addition, most of the factories have ISO 9001, BRC or ABA quality certification and/or apply HACCP systems.
In the report year the factory of CSM Bakery Supplies Europe in Aartselaar (Belgium) was certified under the ISO 14001 Environmental Care System. This means that 11 CSM factories in Europe have ISO 14001 certification out of a total of 44.

Main Developments by Division
CSM Bakery Supplies Europe
Unipro has merged its logistical operations for the distribution of frozen products with those of Douwe Egberts and Masterfoods. The project was officially launched by Minister Peijs of the Department of Transport and Water Management in the Netherlands. The minister sees this project as an excellent example of innovation under the Dutch government's Transport Saving Program.
The three-way partnership will not only improve customer service but also reduce CO_2 emissions by 30%. The factory of Délices de la Tour in Le Mans (France) has joined forces with a specialized processing business to set up a system for converting production waste into compost.

CSM Bakery Supplies North America
In 2004 QA Products reduced its alcohol emissions by over 60% by developing alternative solutions in conjunction with the suppliers of raw materials. By adapting the vacuum systems in the factories of American Ingredients Company gas and water consumption have been reduced considerably.
BakeMark East has realized a 4% increase in the number of units per truck by improving its route planning. This has also reduced fuel consumption by 4%.
In its factory in Utah Brill West has installed a more energy-efficient lighting system sponsored by Utah Power.

CSM Sugar Confectionery
An investment program to reduce noise and odor emissions has been started in the RBV Leaf factory in Sneek (the Netherlands).
Insulation containing asbestos was replaced at the Leaf Italia factory in Cremona.
An in-depth due diligence study by external consultants on environmental issues was carried out in connection with the sale of CSM Sugar Confectionery. No material environmental problems came to light.

CSM Biochemicals
Various factories have made considerable progress in the prevention of noise emissions. Internal and external nuisance had to be reduced, partly to meet increasingly tighter government regulations.
Further investments and improvements in energy have delivered a reduction of 8% in Campos (Brazil) and 28% in Ter Apelkanaal (the Netherlands) by deploying a new spray-dry system. A two-year reinvestment program has been started in Gorinchem (the Netherlands), which will bring about a considerable improvement in the overall environmental performance. In Montmeló (Spain) a pilot project involving new water treatment technology has proven a success (biomembrane reactor combined with reverse osmosis technology). The technology, due to be implemented next year, will reduce the use of (ground) water and introduce a closed-loop system in the factory water chain.

CSM Sugar

A second anaerobic water-treatment system has been installed in the sugar factory in Vierverlaten (the Netherlands). This has improved the management of the overall water-treatment process, especially the organic components. It has also raised the biogas output and saved on the electricity consumed by the aerobic purification.

The Central Laboratory of CSM Suiker is testing an alternative water-treatment system in an attempt to find a more energy-efficient way of removing nitrogen compounds such as ammonia.



Jurgen van Poorten Supervisor liquid sugar and syrups, CSM Suiker, the Netherlands

Responsible for planning and quality of raw materials, packaging and finished products.



Amador Corral 1st Cook in wet process production department, Baker & Baker, USA

Responsible for the cooking process of the products for the food service customers of H.C. Brill.



Research and Development

RESEARCH AND DEVELOPMENT

The efforts we have been making in the past years to strengthen our R&D organization are beginning to bear fruits. The divisional competence centers, amongst others, deliver more product innovations and new products or concepts being provided to the operating companies.
The membership of Wageningen Centre for Food Sciences (WCFS) is helping our companies to improve their specific (patented) know-how in certain areas, resulting in new product concepts.
Both in the United States and Europe useful cooperations have been established with universities and research institutes to provide our companies with know-how needed to make progress in specific areas.
The CSM Technology, Development and Innovation Committee has established a network in which R&D data is made available to the relevant R&D and Marketing departments in all CSM companies.
During the year a Workshop on Analytical Chemistry was organized resulting in the setup of a CSM Information Center on analytical chemistry.

A few innovation highlights as an example:

- At CSM Bakery Supplies Europe the technology program has resulted in the filing of six patent applications. Bakemark Deutschland has successfully introduced a healthy bread mix specially for children named "Bernd das Brot" and linked to a television character.
- Unipro has introduced an integrated market approach concept in the Benelux providing, amongst other things, information about healthier solutions in bakery fats. For the division the turnover in new products resulting from innovation was 30% higher than last year.
- At CSM Bakery Supplies North America new low trans fatty acid (TFA) products have been developed to satisfy the market demand. Also further low-carb products have been developed. A new trend that has been initiated is the development of so-called "good-carb" products on the basis of whole grains. Many activities have been developed in the area of "high-convenience frozen products", which can be put directly from the freezer into the oven or fryer.
- At CSM Sugar Confectionery the whole process of product development has been structured in a more efficient manner. It resulted in a stream of new or improved products such as Dietorelle Next, Galatine Soft, Läkerol Giant, Malaco Giant, Mynthon Fills, Venco Droppeppers, and Sportlife Red Cinnamon.
- CSM Biochemicals has a successful innovation machine in place, developing products and solutions for its customers. The new powder technology has enabled PURAC to bring a line of new powder-based products to the market. A more fundamental insight in food safety has led to new products and applications in this field. PURAC is continuously working on Next Generation Technology, which should enable the company to use cheaper raw materials and more efficient processes for lactic acid production.
- At CSM Sugar most attention is given to the improvement of the processes in the factories. Experiments to replace the scarce and relatively expensive coke by anthracite have been successfully undertaken. Furthermore, the electric motor of one of the pulp presses has been replaced by a more reliable hydraulic propulsion. A completely new product, apple syrup, has been successfully introduced. The packaging is in the form of an apple.

The total R&D spending of CSM amounted to € 40.0 million in 2004. This is more or less the same level as last year. The spending has been lower in both Bakery Supplies divisions, mainly as a result of the sale of certain companies and the related R&D activities.



Anna Clapés Laboratory Analyst, PURAC bioquimica SA, Spain

Responsible for performing quality control analyses on raw materials, products in process and finished products.


Kwabena Adu Sakordi Packaging Assistant, RBV Leaf, the Netherlands
Responsible for internal transport of confectionery end products for customers.



Financial Commentary on 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT [1]

millions of euros	2004		2003		Difference in %
Net turnover	3,475.0		3,484.2		-0.3%
Costs of raw materials and consumables	-1,818.4		-1,799.2		
Production costs	-574.2		-562.6		
Warehousing and distribution costs	-212.9		-211.1		
General and administrative expenses	-242.8		-220.9		
Gross turnover result		**626.7**		**690.4**	**-9.2%**
Selling expenses	-372.1		-379.8		
Corporate costs	-21.7		-16.9		
Other proceeds	33.4		-		
Goodwill amortization	-42.4		-40.7		
Operating result		**223.9**		**253.0**	**-11.5%**
Financial income	10.0		10.5		
Financial charges	-67.1		-72.5		
Result from ordinary activities before taxes		**166.8**		**191.0**	**-12.7%**
Tax on result from ordinary activities		-46.7		-54.2	
Result after taxes		**120.1**		**136.8**	**-12.2%**
Operating result before goodwill amortization (EBITA) [2]		**266.3**		**293.7**	**-9.3%**
Result after taxes before goodwill amortization [3]		**162.5**		**177.5**	**-8.5%**
euros					
Per ordinary share in euros after deduction of dividend on cumulative financing preference shares					
Earnings from ordinary activities before goodwill amortization		2.05		2.28	-10.1%
Earnings		1.49		1.74	-14.4%

1. See footnote 1, page 8.
2. Operating result before goodwill amortization (EBITA) is the operating result plus goodwill amortization.
3. Result after taxes before goodwill amortization is the result from ordinary activities after taxes plus goodwill amortization.

For the consolidated profit and loss account before exceptional items see page 69. The net effect of the exceptional items on the operating result is € 4.6 million positive and on the result after taxes € 3.6 million positive.

CONSOLIDATED BALANCE SHEET

before profit appropriation, millions of euros	2004		2003	
ASSETS				
Intangible fixed assets	684.1		739.4	
Tangible fixed assets	806.6		844.7	
Financial fixed assets	67.0		69.5	
Total fixed assets		**1,557.7**		**1,653.6**
Stocks	493.0		501.0	
Receivables	485.7		522.9	
Cash and cash equivalents	76.1		87.9	
Total current assets		**1,054.8**		**1,111.8**
Total		**2,612.5**		**2,765.4**
LIABILITIES				
Shareholders' equity	826.4		778.1	
Provisions	217.3		216.5	
Long-term debts	565.9		750.0	
Interest-bearing short-term debts	391.3		390.0	
Non-interest-bearing short-term debts	611.6		630.8	
Total		2,612.5		2,765.4

MOVEMENTS IN SHAREHOLDERS' EQUITY

millions of euros	2004		2003	
As at 1 January		**778.1**		**739.1**
Dividend	-61.0		-76.9	
Stock dividend	36.3		30.4	
Profit over calendar year	120.1		136.8	
Exchange rate differences foreign group companies	-5.4		-39.8	
Repurchase of own shares	-35.7		-22.0	
Reassessment of deferred tax assets			16.5	
Dividend on cumulative preference shares	-6.0		-6.0	
As at 31 December		**826.4**		**778.1**

CONSOLIDATED CASH FLOW STATEMENT [1]

millions of euros	2004		2003	
Cash flow from operating activities				
Operating result	223.9		253.0	
Goodwill amortization	42.4		40.7	
Depreciation of tangible fixed assets	102.5		103.1	
Exceptional fixed asset impairment	14.5		-	
Result from sale of group companies	-33.4		-	
Movement in provisions	-11.4		-58.8	
Movements in working capital:				
▪ Receivables	3.3		40.8	
▪ Stocks	-8.4		9.9	
▪ Non-interest-bearing short-term debts	10.6		35.8	
Cash flow from business operations		**344.0**		**424.5**
Net interest paid	-50.7		-71.4	
Tax paid on profit	-30.2		-20.0	
Cash flow from operating activities		**263.1**		**333.1**
Cash flow from investment activities				
Acquisition of group companies	2.6		-335.0	
Sale of group companies	59.8		-	
Capital expenditure on tangible fixed assets	-123.1		-140.6	
Divestment of tangible fixed assets	5.4		6.1	
Cash flow from investment activities		**-55.3**		**-469.5**
Cash flow from financing activities				
Proceeds from interest-bearing debts	37.0		418.8	
Repayments of interest-bearing debts	-183.8		-122.4	
Repurchase of own shares	-35.7		-23.3	
Paid-out dividend	-30.7		-47.9	
Cover of Pension Fund	-4.2		-7.5	
Cash flow from financing activities		**-217.4**		**217.7**
Net cash flow		**-9.6**		**81.3**
Effects of exchange rate differences on cash and cash equivalents		-2.2		-4.3
Decrease/increase cash and cash equivalents		**-11.8**		**77.0**
Cash and cash equivalents at start of calendar year		87.9		10.9
Cash and cash equivalents at close of calendar year		76.1		87.9

1. See footnote 1, page 8.

SEGMENT INFORMATION PER BUSINESS AREA [5]

millions of euros	CSM Bakery Supplies Europe			CSM Bakery Supplies North America			CSM Sugar Confectionery	
		before exceptional items			before exceptional items			
Calendar year	2004	2004	2003*	2004	2004	2003*	2004**	2003*
Net turnover	1,148.8	1,148.8	1,128.1	1,047.0	1,047.0	1,066.2	743.3	750.0
Operating result before goodwill amortization (EBITA)	77.7	65.4	88.5	55.7	62.0	56.8	69.3	63.9
Goodwill amortization	28.8	28.8	27.6	7.4	7.4	6.9	5.6	5.6
Operating result (EBIT)	48.9	36.6	60.9	48.3	54.6	49.9	63.7	58.3
ROS % [1]	6.8	5.7	7.8	5.3	5.9	5.3	9.3	8.5
Average capital employed excluding goodwill	270.6	270.6	276.2	252.2	252.2	278.8	327.5	332.5
Average capital employed including goodwill [2]	856.6	856.6	843.0	746.7	746.7	746.0	828.1	834.0
ROCE excluding goodwill % [3]	28.7	24.2	32.0	22.1	24.6	20.4	21.2	19.2
ROCE including goodwill % [4]	9.1	7.6	10.5	7.5	8.3	7.6	8.4	7.7
Capital expenditure on tangible fixed assets	26.6	26.6	30.2	13.5	13.5	34.0	17.8	37.7
Depreciation of tangible fixed assets	27.3	27.3	27.8	17.5	17.5	18.3	27.0	26.1
Average number of employees	4,604	4,604	4,647	3,342	3,342	3,358	4,150	4,330

millions of euros	CSM Biochemicals			CSM Sugar		
		before exceptional items			before exceptional items	
Calendar year	2004**	2003	2003	2004	2004	2003*
Net turnover	271.3	257.5	271.1	264.6	264.6	268.8
Operating result before goodwill amortization (EBITA)	44.4	50.1	63.7	40.9	40.8	40.0
Goodwill amortization	0.6	0.6	0.6	-	-	-
Operating result (EBIT)	43.8	49.5	63.1	40.9	40.8	40.0
ROS % [1]	16.4	19.5	23.5	15.5	15.4	14.9
Average capital employed excluding goodwill	215.4	209.7	209.7	120.5	120.5	139.2
Average capital employed including goodwill [2]	247.3	241.6	241.6	123.5	123.5	142.2
ROCE excluding goodwill % [3]	20.6	23.9	30.4	33.9	33.9	28.7
ROCE including goodwill % [4]	18.0	20.7	26.4	33.1	33.0	28.1
Capital expenditure on tangible fixed assets	54.5	31.3	31.3	10.7	10.7	7.4
Depreciation of tangible fixed assets	19.5	18.5	18.5	11.2	11.2	12.4
Average number of employees	990	967	967	468	468	483

* no exceptional items were recorded for 2003

** no exceptional items were recorded for 2004

1. ROS is the operating result before goodwill amortization (EBITA) divided by net turnover x 100.
2. Average capital employed including goodwill has been calculated before the annual goodwill amortization.
3. ROCE excluding goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5. See footnote 1, page 8.

SEGMENT INFORMATION PER BUSINESS AREA [5]

millions of euros	Holding companies			CSM consolidated			
Calendar year	2004	before exceptional items 2004	2003*	2004	before exceptional items 2004	2003	before exceptional items 2003
Net turnover	-	-	-	3,475.0	3,475.0	3,484.2	3,470.6
Operating result before goodwill amortization (EBITA)	-21.7	-20.2	-19.2	266.3	261.7	293.7	280.1
Goodwill amortization	-	-	-	42.4	42.4	40.7	40.7
Operating result (EBIT)	-21.7	-20.2	-19.2	223.9	219.3	253.0	239.4
ROS % [1]	-	-	-	7.7	7.5	8.4	8.1
Average capital employed excluding goodwill	-3.9	-3.9	-7.0	1,182.3	1,182.3	1,229.4	1,229.4
Average capital employed including goodwill [2]	-3.9	-3.9	-7.0	2,798.3	2,798.3	2,799.8	2,799.8
ROCE excluding goodwill % [3]	-	-	-	22.5	22.1	23.9	22.8
ROCE including goodwill % [4]	-	-	-	9.5	9.4	10.5	10.0
Capital expenditure on tangible fixed assets	-	-	-	123.1	123.1	140.6	140.6
Depreciation of tangible fixed assets	-	-	-	102.5	102.5	103.1	103.1
Average number of employees	60	60	63	13,614	13,614	13,848	13,848

* no exceptional items were recorded for 2003
** no exceptional items were recorded for 2004
1. ROS is the operating result before goodwill amortization (EBITA) divided by net turnover x 100.
2. Average capital employed including goodwill has been calculated before the annual goodwill amortization.
3. ROCE excluding goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5. See footnote 1, page 8.

SEGMENT INFORMATION PER GEOGRAPHICAL REGION [1]

millions of euros	The Netherlands		Rest of Europe		North America		Other countries		CSM consolidated	
Calendar year	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net turnover	522.1	537.6	1,736.0	1,726.4	1,161.3	1,166.0	55.6	54.2	3,475.0	3,484.2
Average capital employed excluding goodwill	299.0	297.1	560.0	574.7	293.8	329.2	29.5	28.4	1,182.3	1,229.4
Capital expenditure on tangible fixed assets	63.6	50.1	37.8	51.0	16.8	36.2	4.9	3.3	123.1	140.6
Depreciation of tangible fixed assets	28.1	27.5	51.6	51.6	21.2	22.5	1.6	1.5	102.5	103.1
Average number of employees	1,834	1,849	8,133	8,323	3,441	3,454	206	222	13,614	13,848

1. See footnote 1, page 8.

Results

The *result after taxes before goodwill amortization* decreased by 8.5% to € 162.5 million for calendar year 2004 (2003: € 177.5 million). At constant exchange rates *the result after taxes before goodwill amortization* would have been € 166.5 million, down 6.2%. *The result after taxes* was € 120.1 million (2003: € 136.8 million), reflecting a fall of 12.2%. The net effect of exceptional items on *the result after taxes* is € 3.6 million positive. The exceptional items consist mainly of proceeds from the disposal of group companies, the write-down of assets and restructuring costs at the bakery divisions.

Net turnover fell by 0.3% to € 3,475.0 million (2003: € 3,484.2 million). At constant exchange rates turnover would have been € 3,580.9 million, reflecting a rise of 2.8%. Acquisitions contributed € 33.7 million. Autonomously, net turnover increased by € 63.0 million or 1.7%, mainly at CSM Bakery Supplies North America and CSM Biochemicals.

The operating result before goodwill amortization (EBITA) fell by € 27.4 million (9.3%) to € 266.3 million (2003: € 293.7 million). At constant exchange rates *the operating result before goodwill amortization* would have decreased by 7.0% to € 273.2 million. On an autonomous basis *the operating result before goodwill amortization* decreased by 15.9% compared with 2003, mainly due to poor results of CSM Bakery Supplies Europe in France and Germany. The contribution by acquisitions amounted to € 26.1 million.

The balance of financial income and charges was € 57.1 million (2003: € 62.0 million). This decrease was primarily attributable to lower interest charges due to a lower net debt position.

The tax burden showed a limited decrease to 28.0% (2003: 28.4%).

Cash Flow

The cash flow from business operations in calendar year 2004 decreased by € 80.5 million to € 344.0 million, mainly as a result of disappointing operational results. The operational cash flow was € 263.1 million (2003: € 333.1 million).

The cash flow from investment activities was € 55.3 million (2003: € 469.5 million). Net proceeds from the sale of group companies amounted to € 59.8 million. Capital expenditure on tangible fixed assets was € 123.1 million in 2004 (2003: € 140.6 million).

Capital expenditure on tangible fixed assets related mainly to:

- sizeable capacity extensions and innovation investments at the production sites of PURAC in the Netherlands and the USA (CSM Biochemicals);
- the extended production site of Carels in Goes, the Netherlands (CSM Bakery Supplies Europe);
- the construction of a new mixing factory at American Ingredients Company (CSM Bakery Supplies North America).

The cash flow from financing activities in 2004 was € 217.4 million, primarily as a result of the decrease in interest-bearing debts. CSM also repurchased depositary receipts of its own shares (€ 35.7 million) in 2004 and paid out a cash dividend (€ 30.7 million) over the year 2003.

The balance of cash and cash equivalents as at 31 December 2004 was € 76.1 million (2003: € 87.9 million).

Financing

CSM aims to maintain healthy balance sheet ratios and applies a maximum net debt position of 3 x the EBITDA as ratio for financing with loan capital. At the end of 2004 the net debt position was 2.4 x the EBITDA.
This ratio is applied in combination with a minimum interest cover of 4. The interest cover for 2004 was 4.7.

When borrowing debt capital CSM generally applies the principle of 'asset and liability matching'. Basically, what this means is that the term, the interest type and the currency of the financing are closely matched with the type of asset. Hence, working capital is financed at a variable interest rate for a short period. Tangible fixed assets, on the other hand, are long-term financed at a fixed interest rate. Depending on the trends in the international interest and currency markets, deviations may be made from this principle by engaging in currency and/or interest rate swaps.

The net debt position fell by € 171.0 million to € 881.1 million (2003: € 1,052.1 million) largely as a result of:

- the positive cash flow of € 263.1 million from operating activities;
- a cash inflow of € 59.8 million due to divestments;
- net capital expenditure of € 123.1 million on tangible fixed assets;
- the repurchase of depositary receipts of own shares worth € 35.7 million;
- payment of a total of € 30.7 million in dividend for financial year 2003.

At the end of 2004 the interest-bearing long-term debts came to € 565.9 million (end of 2003: € 750 million). As at 31 December 2004 the average effective interest rate of the outstanding long-term debts was 5.63% and the average remaining term was 6.6 years.

Balance Sheet

The balance of stocks, receivables and non-interest-bearing short-term debts decreased by € 26.0 million to € 367.1 million in calendar year 2004 (2003: € 393.1 million).

Shareholders' equity before profit appropriation rose by € 48.3 million to € 826.4 million (2003: € 778.1 million). The main movements were:

- the addition of the profit over 2004 amounting to € 120.1 million;
- a decrease of € 61.0 million in connection with the payment of the dividend for financial year 2003;
- the addition of € 36.3 million from the stock dividend over 2003;
- the write-off of € 35.7 million in connection with the repurchase of depositary receipts of our own shares.

At the end of 2004 the ratio between the balance sheet total and shareholders' equity was 1 : 0.32 (2003: 1 : 0.28).


MARGARINA
VEGETALE
BAKEMARK
ITALIA

Giancarlo Paioni Ingredients Preparation Operator, BakeMark Italia, Italy

Responsible for the preparation of frozen product ingredients











Femke Akerboom Packaging Machine Operator, RBV Leaf, the Netherlands

Responsible for packaging of the Venco and Red Band confectionery brand products.



Business Developments in the Divisions



CSM BAKERY SUPPLIES EUROPE

Profile

CSM Bakery Supplies Europe is active in 16 European countries. The division develops, produces and sells a wide selection of bakery ingredients and frozen (dough) products to professional bakers and bake-off businesses in Europe.

Profile

The European market for bakery ingredients and business-to-business bakery products has an estimated value of € 8.5 billion (excluding distribution). With a market share of 12% CSM Bakery Supplies Europe is regarded as the market leader in Europe with number-1 positions in Germany, Italy, the UK and France.

The main sales channels are artisan bakeries and bakery chains, in-store bakeries, industrial bakeries, food service/OOH and export.

The core activities of CSM Bakery Supplies Europe include the processing and mixing of raw materials into semi-finished and almost-ready products, such as baking margarines, bread and patisserie improvers, baking mixes, fruit and cream fillings, icings, flavorings, releasing agents and convenience products. Convenience products are understood as frozen dough and almost-ready products.

Market

As in 2003, the market conditions were extremely difficult in 2004. There are still no clear signs in most European countries that consumer confidence is recovering. As a result, consumers are continuing to buy cheaper bread and patisserie products. The standard channels for low-priced bakery products are bakery chains and in-store bakeries, which have again managed to increase their market shares at the expense of the artisan bakeries which are so important to the division.

The demand for convenience bakery products in restaurants, fast-food chains, lunchrooms and sandwich shops (OOH channel) continued to grow in 2004. A rise in the number of large-scale customers – some operating on a European scale – led to intensified competition among suppliers of bakery products and resulted in considerable falls in the prices.

There are wide differences between the countries where CSM Bakery Supplies Europe operates. Our German and Scandinavian bakery operations suffered most from the above-mentioned negative trends in the margins, while our companies in Italy, Austria and Poland even managed to increase their gross margin in the artisan segment.

Particularly in the last quarter of 2004 the trend toward declining sales at lower prices, which had been in progress since mid-2003, started to stabilize.

New attitudes and new regulations for trans-fatty acids, genetically modified organisms and low-carbohydrate products could have an adverse effect on our future production costs, but they could also provide new opportunities for a supplier of high-quality bakery products, such as CSM Bakery Supplies Europe.

Despite the decline in artisan bakers in Europe, the division managed to increase its market share throughout the segment (including bakery chains). It also made good progress in sales to industrial bakeries and the food service/OOH channel.

The shift in the relative importance of the various sales channels for bakery ingredients and products is being accompanied by a continued shift in the demand for product types. As in 2003, the demand for more traditional bakery ingredients fell in 2004 in favor of a shift toward B2B frozen (dough) products.

Strategy

In the past four years, the division has concentrated largely on ensuring that the various European companies became successfully integrated, thereby realizing savings of tens of millions of euros. In the process, however, it did not pay enough attention to necessary new growth projects.

Meantime, CSM Bakery Supplies Europe has sharpened its strategy by focusing on fast-growing food service/OOH key accounts, while retaining its leading position in the artisan segment. In both cases the strategy will be speeded up by direct coordination of various local initiatives by the division.



Bakery Supplies Europe

Net turnover
CSM Bakery Supplies Europe
millions of euros


1200
1000
800
600
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99/00
00/01
2002
2003
2004

In the past year, the division worked closely with the main operating companies to define a large number of multi-year growth projects, which will form the basis for the desired autonomous growth. These projects, named 'Change for Growth', must give concrete shape at an accelerated pace to the two pillars of the strategy: the food service/OOH key accounts and the retention of the artisan segment.
To achieve this, the existing local marketing, sales and R&D organizations need to be strengthened and a flexible and efficient European supply chain must be in place. This will raise the service level and lower the operational costs. These efforts will concentrate on two areas: centralized procurement and production. The European procurement organization of CSM Bakery Supplies Europe underwent radical changes in 2004. The first savings were realized by appointing European buyers, who are directly responsible for the central procurement of numerous raw materials for the various European operating companies.
In addition, a so-called 'manufacturing footprint' has been developed for each operating company, which will form the basis of a supply chain designed for the European market. This manufacturing footprint will lead to a significant number of reorganizations and divestments in the countries that matter most to CSM Bakery Supplies Europe, including Germany, France and the United Kingdom.

Research & Development
In 2004, thanks to the centralized R&D strategy, the operating companies got access to new technology for the production of bakery ingredients and products. New technology is essential if we are to retain our competitive edge in a market characterized by fierce competition.
The division's R&D efforts to realize a number of specially selected, strategically important development projects in, amongst others, freshness and 'microwaveability' are supported by various research institutes in Europe. These projects are being managed from three competence centers (bakery-products, bread and patisserie ingredients) by the division and resulted in six patent applications. More are expected in 2005.
At the core of the development of the technology platforms lies the desire to further simplify the sales of convenience bakery products in all the respective channels. The most successful example of a new product is the 'Bernd das Brot' (a famous German TV personality) breadmix launched by BakeMark Deutschland in 2004 under the theme of healthy food for children.
This and other new products generated € 56 million in additional turnover (2003: € 42 million) and made a significant contribution to the realization of the organic growth targets.
In calendar year 2004, € 14.3 million was spent on R&D (2003: € 14.8 million), representing around 1.3% of the divisional turnover.

Investments and Acquisitions
Investments
In calendar year 2004, € 26.6 million was invested (2003: € 30.2 million). A large part of this went into extending the Carels production site in Goes, the Netherlands, (€ 8 million) and increasing capacity at the production sites in Delmenhorst (Germany) and The Wirral (UK).

Acquisitions & Divestments
No acquisitions were made in calendar year 2004. Dreidoppel (Germany) and Lachaise (France) were sold in connection with the previously mentioned streamlining and reorganization projects. These divestments generated cash receipts of € 24.6 million and an exceptional income of € 19.5 million in 2004.

Business Developments
Calendar year 2004 was the toughest year in the history of CSM Bakery Supplies Europe.
At € 1,148.8 million net divisional turnover showed a modest improvement on 2003 (€ 1,128.1 million).
Excluding the turnover of the companies acquired in 2003 (€ 22 million) and the effect of the sale of Dreidoppel (€ 11 million), turnover increased by approximately 1% compared with 2003.
Mounting competition in 2004 necessitated a considerable reduction in prices, more promotional activities, and discounts to protect the market share.
In such a climate it is essential to stimulate sales by the regular introduction of new products. New products were successfully launched in a number of countries, including Germany (BakeMark Deutschland), Austria (Bender Iglauer), Benelux (Unipro), the UK (BakeMark UK) and Italy (BakeMark Italia). Though they led to a rise in volumes, this favorable effect was largely canceled out by price concessions which reduced the gross margins.
In addition, the prices of some key raw materials, such as flour, vegetable oils and nuts sometimes rose by more than 50% compared with 2003. Given the keen competition, these price rises could scarcely be passed on, if at all.

Calendar year	before exceptional items 2004	2004	2003*
millions of euros			
Net turnover	1,148.8	1,148.8	1,128.1
EBITA	65.4	77.7	88.5
ROS%	5.7	6.8	7.8
ROCE including goodwill %	7.6	9.1	10.5

* no exceptional items were recorded for 2003



We reckon that the adverse effect of price rises in raw materials in 2004 worked out at approximately € 10 million.
All of this caused the EBITA to fall by 26.1% to € 65.4 million in calendar year 2004 (2003: € 88.5 million). Excluding the full contribution of the companies acquired during 2003, the EBITA would even have fallen by 29.5%.
BakeMark Deutschland reorganized its sales organization in the fourth quarter of 2004. This will lead to the loss of 60 jobs in 2005 and reduce selling expenses by € 4.0 million. To realize this reorganization a provision of € 4.2 million was formed and charged to the EBITA.
Dreidoppel, which produces flavorings for the bakery and dairy trade, was sold in the fourth quarter of 2004 as it no longer fitted in with the corporate strategy. This sale yielded an exceptional income of € 19.3 million credited to the EBITA.
In France, difficult market conditions prevented BakeMark Ingrédients France, producer of bakery ingredients, from improving its result. This likewise applied to Délices de la Tour, producer of frozen bread and Viennoiserie -products, which closed the year with a considerable operational loss due to fierce competition in the in-store segment.
The management of both French companies was replaced by a single director, who has been assigned the task of simplifying the management structure and improving the manufacturing footprint in both cases.
The successful sale of bakery fats to industrial bakeries by the Belgian company Unipro led to a further rise in turnover and EBITA. In March 2004, CSM Bakery Supplies Europe merged the operations of the English companies Arkady Craigmillar, Brill-Caravan and Readi-Bake under the name BakeMark United Kingdom. The results of BakeMark UK failed to meet expectations due to continued price pressure in all segments, increases in the prices of raw materials, and higher production costs. Though BakeMark Nordic managed to increase its turnover, this did not translate into a higher result because of increased competition and higher costs.
BakeMark Italia strengthened its excellent position in the artisan segment and increased both its turnover and EBITA. The other companies in southern Europe also retained their levels of turnover and EBITA despite their still modest position in the growing food service/OOH and in-store channels.

Prospects CSM Bakery Supplies Europe
The strong decrease in the EBITA in 2004 has prompted the division to embark on an accelerated restructuring program. In 2005, we will therefore implement a large number of reorganizations and divestments in almost all the countries where CSM Bakery Supplies Europe is operational. Meantime, preparations have begun for various growth projects under the name 'Change for Growth'. The initial results should be discernible in the second half of 2005. As the expected reorganizations and growth projects will require investment, we see 2005 as a transitional year in which the division will prepare itself for growth and a recovery of profit in the years ahead.
We therefore anticipate a limited recovery in the EBITA, before the effect of exceptional income and charges, for 2005 compared with 2004 (before exceptional items).



Bakery Supplies North America

Net turnover CSM Bakery Supplies North America
millions of euros



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1000
800
600
400
200
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2003
2004

CSM BAKERY SUPPLIES NORTH AMERICA

Profile

CSM Bakery Supplies North America is active in the United States, Canada and, to a lesser extent, Central and South America. It holds second place in the North American market for bakery ingredients and products, which – excluding commodities and including distribution – has an estimated value of USD 21 billion.

CSM Bakery Supplies North America has a share of around 7% in this market. In addition to marketing its own products, the division also distributes third-party products, thereby exploiting its widespread distribution network. The distribution of third-party products accounts for around 40% of the divisional turnover.
The product groups include baking mixes, fruit fillings, fondant icing, frozen (dough) products, cakes and special ingredients such as emulsifiers and decorations. The main sales channels are in-store (accounting for 24% of the divisional turnover), retail (23%), industrial bakeries (21%) and food service/OOH (11%). OOH includes restaurants, lunchrooms, coffee shops and fastfood chains.

Market

As in previous years, the number of independent bakers declined in 2004. This was partly due to a shortage of skilled labor and lack of willingness among the next generation to continue the family business. Independent restaurants also had to concede ground to restaurant chains in 2004. On the other hand, sales to restaurants with their own bakery represent the fastest growing sales category at present. Relatively rapid growth is also taking place in in-store bakery chains, which have now become the largest and most competitive segment in the bakery market. CSM has a strong position in this segment thanks to Caravan and Brill.

Some important developments are discernible which are influencing more or less all segments of the market for bakery ingredients and products.
These include:

- Healthier nutritional profiles: in the wake of the low-carb trend (products with a low carbohydrate content), which – incidentally – seems to have passed its peak, consumer organizations and the general public are paying more attention to healthy food and the problems of being overweight. This is creating a growing need for:
  - the elimination of trans-fatty acids (trans-fats) from bakery products;
  - whole-grain products ('good carbs');
  - products without added sugar.
- A chronic shortage of skilled labor is causing a further decline in the number of artisan bakeries and a subsequent shift toward in-store and wholesale bakeries and food service/OOH. This is creating an increasing demand for high-quality (almost) ready-made frozen products and bakery ingredients for innovative bakery-product technology.
- An increase in the demand for improved and new ingredient functionality to improve the shelf-life of bakery products.
- The relatively fast growth of the Hispanic population groups from Central and Latin America with a high consumption of patisserie products in particular.

Strategy

CSM Bakery Supplies North America aims to clearly improve its existing operations and to strengthen its position in the market segments for in-store and industrial bakery chains, food service/OOH, artisan bakeries and functional food ingredients. Its range of frozen (almost) ready-made bakery products will be expanded to keep pace with the shift from artisan bakeries to more professional market segments.
In the fall of 2004, a decision was taken to merge Brill, Henry&Henry and Baker&Baker into one company under the name H.C. Brill. This combination of the sales organizations specializing in bakery and food service will improve the customer approach and offer extra growth opportunities. The most important back-office functions will be merged.

Calendar year	before exceptional items 2004	2004	2003*
millions of euros			
Net turnover	1,047.0	1,047.0	1,066.2
EBITA	62.0	55.7	56.8
ROS%	5.9	5.3	5.3
ROCE including goodwill %	8.3	7.5	7.6
millions of US dollars			
Net turnover	1,301.3	1,301.3	1,207.0
EBITA	77.1	69.0	64.6
ROS%	5.9	5.3	5.3
ROCE including goodwill %	8.7	7.8	7.5

* no exceptional items were recorded for 2003



Research & Development
Since last year, R&D operations have no longer been organized at divisional level but distributed by business area across a number of operating companies. Via this so-called 'Center of Influence' function operating companies can be provided with support if they have application questions et cetera. For example, American Ingredients Company is the R&D center for functional food ingredients while Caravan is the R&D center for low-carb ingredients and products. This strategy guarantees a quick response to customer requirements that call for special R&D efforts.

Expenditure on R&D in calendar year 2004 amounted to € 5.8 million, representing around 0.6% of the divisional turnover (2003: € 6.6 million). Almost all the operating companies launched new products, including a number of frozen baked products such as cinnamon buns, pastry products and frozen baked donuts. American Ingredients Company developed various trans-fat-free whipped toppings. These new products contributed around € 12 million to the turnover (2003: € 10 million).

Investments and Acquisitions
Investments
In calendar year 2004, CSM Bakery Supplies North America invested € 13.5 million (2003: € 34.0 million). The main investments concerned the construction of a new mixing factory in Kansas City and the modernization of the production site in Grandview, both of which are part of American Ingredients Company.

Acquisitions & Divestments
No acquisitions were made in calendar year 2004. The distribution network of BakeMark East was rationalized whereby the distribution center in Auburn was sold and four distribution centers were combined into two.

Business Developments
Net turnover of CSM Bakery Supplies North America amounted to € 1,047.0 million in calendar year 2004 (2003: € 1,066.2 million). Divestments led to a fall of almost € 16 million in the divisional turnover.
At constant exchange rates (2004: €/USD=1.24 versus €/USD=1.13 in 2003) and excluding the effect of acquisitions and divestments, autonomous net turnover would have increased by 4.7%.

The EBITA decreased by 1.9% to € 55.7 million (2003: € 56.8 million), which includes € 3.9 million for the reorganizations announced in 2004 and € 2.4 million associated with a machinery and equipment write-off. The decline in the US dollar had a negative effect of around 7.7% – i.e. € 4.4 million – on the EBITA. Excluding the negative effect of the dollar, the cost of reorganizations and the impact of acquisitions the EBITA increased by 10.9% compared with 2003.
Despite the unremitting and tight competition in the North American market for bakery products, the EBITA still managed to grow in percentages of the turnover.
During the report period, a lot of attention was paid to the reorganization at BakeMark East. The sale and consolidation of several distribution centers, improved route planning and lower overheads led to a fall in the operational losses, delivering a more or less break-even result as expected. Brill and Caravan realized a considerable rise in turnover as a result of higher volumes, and price rises in the second half-year. The sales figures for low-carb products were particularly good. However, there was a limited fall in sales to artisan bakeries in line with developments in the market. The operating companies, American Ingredients Company and Baker&Baker, were facing considerable rises in the price of raw materials (including soya oil and stearic acid), which could only partially be passed on to the customers in the second half of the report year.
In the last quarter of 2004, a decision was taken to fully integrate Brill, Baker&Baker and Henry&Henry. A one-off provision of € 6.3 million was formed and charged to the divisional EBITA.

Prospects CSM Bakery Supplies North America
The recovering economy and the anticipated favorable effects of the reorganizations announced in 2004 will have a positive influence on turnover and EBITA. We therefore expect a limited improvement in the EBITA in US dollars, excluding exceptional income and charges.



Net turnover
CSM Sugar Confectionery
millions of euros


800
600
400
200
99/00
00/01
2002
2003
2004

CSM SUGAR CONFECTIONERY

Profile

As one of the top-3 players, CSM Sugar Confectionery has a leading position in the European sugar confectionery market. CSM intends to sell its Sugar Confectionery Division to CVC Capital Partners. The parties reached agreement on a provisional acquisition price of € 850 million.

The division focuses on the production and sale of strong regional brand products in confectionery, such as winegums, liquorice, chewing gum, pastilles, peppermint, nougat and chocolate.

The main strategic brands in the various European countries include:

- *Venco, RedBand, Sportlife, Xylifresh* (the Netherlands)
- *Jenkki, Tupla, Mynthon, Leaf Bags* (Finland)
- *Lutti* (France)
- *Lutti, Sportlife* (Belgium)
- *Hops* (Poland)
- *Dietorelle, Dietor, Galatine, Sperlari* (Italy)
- *Läkerol, Ahlgrens's Bilar, Malaco* (Scandinavia).

Market

The European sugar confectionery market, with a consumer value of € 7.7 billion, can be split into three main product categories: candy (winegums, liquorice and drops), pastilles and chewing gum. Due to the weak economic climate in most European countries and the subsequent decline in consumer spending, the sugar confectionery market failed to grow in the report year. Though relentless price wars between the retailers in various European countries (Sweden, France, the Netherlands and Finland) led to lower selling prices, the division still managed to record some growth. There was, however, a marked fall in turnover in the OOH segment. The candy market is extremely fragmented with a great many product categories, each with a different growth potential. As in 2003, there was a relatively high rate of growth in the market segment for sugar-free and functional brand products. This was partly due to some successful new product launches. The arrival of private label producers and sales via discounters meant that there was scarcely any growth in basic candy. Thanks to successful product innovations the chewing gum segment continued to grow.

Strategy

CSM Sugar Confectionery differentiates between three product groups:

- Candy
- Pastilles
- Chewing gum.

The division is concentrating on further growth in strategic brands, supported by more effective advertising and promotions. The aim of the policy is to strengthen the growth of the strategic brands by focusing on autonomous growth through innovation. This means that the so-called innovation pipeline needs to be kept well-stocked for a period of at least three years. Partly by further improving operational affairs through, amongst others, Route-to-Excellence, the profitability of the basic candy segment can be further improved.

Candy

The harmonization and bundling of the number of brands per country or within regions is proving more and more fruitful. At the same time, the rationalization of the product range has lessened the complexity of the production and marketing efforts. The division expects that, by concentrating more on strategic brands, it will realize a better return on its investment in advertising and promotions.

In 2004 the winegum, liquorice and drop segments came under heavy pressure due to price competition between the large retailers in Finland, Scandinavia and the Netherlands. The sugar-free product category realized excellent growth figures partly as a result of the introduction of Dietorelle in Scandinavia and Finland.

The strongest growing category in 2004 was functional confectionery (i.a. Galatine in Italy).



Calendar year	2004*	2003*
millions of euros		
Net turnover	743.3	750.0
EBITA	69.3	63.9
ROS%	9.3	8.5
ROCE including goodwill %	8.4	7.7

* no exceptional items were recorded for 2003 and 2004

Pastilles

The sugar-free brand Läkerol realized strong growth in turnover in Scandinavia thanks to successful product innovations (e.g. Giant and SHOX). Mynthon retained its number-one position in Finland, also as a result of some successful product launches (e.g. Fills) and increased sales through the gray outlets (e.g. gas stations). Sales in Russia came under pressure because of fierce competition.

Chewing gum

Turnover in the Netherlands and Belgium increased by almost 10% as a result of successful product launches (Sportlife Cinnamon and Sportlife SHOX) and increased sales of the Xylifresh brand. Turnover in Finland showed a mixed picture. Sales of the Xylifresh brand rose but sales of Jenkki did not live up to expectations due to mounting competition from private label producers and discounters. The operationalization of the new chewing gum factory in Sneek (the Netherlands) brought about a considerable reduction in production costs in 2004.

Research & Development

The R&D approach which has been centralized since 2003 is working entirely according to expectations. The foremost aim of this approach is to ensure that there is a well-stocked innovation pipeline to strengthen autonomous growth in the strategic brands. During calendar year 2004, € 5.4 million was spent on R&D (2003: € 5.1 million). This sum was spent on product innovations and on product development and research.
In 2004, successfully launched innovative products included: Dietorelle Next, Läkerol Giants, Sportlife Red Cinnamon, Mynthon Fills and Galatine Soft. Turnover from new products in 2004 was € 15 million (2003: € 10 million).

Investments

In 2004 the investment level fell to € 17.8 million (2003: € 37.7 million). The emphasis in the past year was on the realization of the cost savings targets in the new chewing gum factory in Sneek. These targets were achieved. An important new investment project in 2004 was the upgrading of the production facility at MalacoLeaf in Gävle (Sweden) where Läkerol brand products are produced.

Business Developments

In calendar year 2004, CSM Sugar Confectionery realized a net turnover of € 743.3 million (2003: € 750.0 million). The 0.9% fall in turnover is due to difficult market conditions which put pressure on the margins and the result in the candy segment. The turnover from strategic brands also fell by 1.4% compared with the previous year.
On the other hand, sales rose in the pastilles and chewing gum segments, especially in Scandinavia and the Netherlands. Because of the price war between the large retailers the maximum price rise that could be introduced was 1%. In addition, increases in the price of various raw materials (e.g. Arabian gum, hazelnuts and almonds) could not be passed on to customers.
A more effective advertising and promotion policy, the initial results of the Route-to-Excellence program, and the savings realized by operationalizing the chewing gum factory in Sneek caused the EBITA to increase by 8.5% to € 69.3 million (2003: € 63.9 million). Expenditure on advertising and promotion in 2004 amounted to around 11% of turnover (2003: 12%) and is therefore in line with the average in the European confectionery industry.
In keeping with expectations the Route-to-Excellence program has led to more efficient spending on promotion, disposal of unprofitable turnover and less complexity by reducing the number of product varieties.

Prospects CSM Sugar Confectionery

In September CSM announced that it was looking for a new shareholder for this division. Since then, after a controlled auction procedure, agreement in principle has been reached with CVC Capital Partners about the sale of CSM Sugar Confectionery for € 850 million.
We expect to conclude the transaction in March 2005 after completing the information and consultation procedures with the employee organizations and the representative bodies and obtaining permission from the competition authority of the European Union in Brussels.
We are therefore assuming that CSM Sugar Confectionery will make only a modest contribution to turnover and EBITA in 2005.




CSM BIOCHEMICALS

Net turnover CSM Biochemicals
millions of euros


300
250
200
150
100
50
99/00 00/01 2002 2003 2004

Profile

CSM Biochemicals operates in the market under the name of PURAC. As the global market leader in lactic acid and lactic acid derivatives, PURAC produces natural lactic acid biochemically by means of fermentation.

PURAC's international sales organization and strong network of agents/distributors ensure that the entire product range is marketed and sold worldwide.
Lactic acid and lactic acid derivatives have many different uses in the manufacture of food, animal feed, pharmaceuticals, cosmetics, micro-electronics, and chemical and technological products.
PURAC also produces and sells a wide range of gluconic acid and gluconic acid derivatives, which are used in food, pharmaceuticals and technological products. Gluconic acid is also biochemically produced by fermentation. Furthermore, PURAC specializes in the production and sale of biomaterials, mostly based on lactic acid, for the medical sector, and lactitol and xylitol for special use in the pharmaceutical and food industries.
Lactic acid and gluconic acid as well as lactic acid derivatives and gluconic acid derivatives are produced at six production sites in the Netherlands (2), Spain, Brazil and the USA (2).

Market

Many new applications and the increasing number of existing applications in new markets are leading to annual growth of over 10% in the market for lactic acid and lactic acid derivatives. This growth is being driven by concerns about food safety, health and the environment.
Lactic acid and lactic acid derivatives are used mainly in the food market, but pharmaceuticals, the cosmetics industry, technology and the animal feed industry are also important market segments. The use of lactic acid and lactic acid derivatives in food production offers some essential advantages, such as longer shelf-life, pH regulation, improved taste profiles and mineral enrichment. For example, the food safety regulations of the US Department of Agriculture are prompting the US meat-processing industry to use products like PURASAL *Opti. Form*™, an extremely effective meat preservative. In Europe the ban on antibiotics in animal feed is increasing the use of lactic acid as an alternative to promote the health and growth of livestock.
In 2004, as in the previous year, economic conditions in Europe were mediocre. This curbed growth in markets where the products could be used in luxury food (especially mineral enrichment). On the other hand, there was marked growth in the demand for lactic acid and lactic acid derivatives in North and South America and Asia as a result of improved economic conditions in these regions. The decline in the exchange rate of the US dollar and the production of basic lactic acid by Chinese suppliers in particular have increased competition, especially at the lower end of the market. Competition in lactic acid derivatives comes mainly from 'secondary' producers based in the USA.
Though development in the use of polylactic acid (PLA), a bio-degradable plastic based on lactic acid, is moving at a slower rate than was expected a few years ago, interest is still growing in this product. New applications are emerging in, for example, the automobile industry, and other companies besides Cargill have decided to explore the production possibilities of PLA. In the long run this will exert a positive influence on the demand for lactic acid as a raw material for PLA.

Strategy

CSM Biochemicals aims to strengthen its leading position in the global market for lactic acid and lactic acid derivatives by achieving annual volume growth of at least 10%. The division has formulated a four-pronged strategy to achieve this aim:

- Introduce new products and develop new applications through intensive cooperation with customers (New Business Development);
- Strengthen the technological position by innovative product concepts and process technology. The company is trying to realize a considerable reduction in production costs by applying Next Generation Technology;
- Emphasize operational excellence by applying TPM in the factories and improving the supply chain by expanding functionality of the ERP systems, thereby cutting the cost of order processing, logistics and procurement;
- Speed up growth through partnerships and acquisitions in adjacent market segments.

Calendar year	2004*	2003 before exceptional items	2003
millions of euros			
Net turnover	271.3	257.5	271.1
EBITA	44.4	50.1	63.7
ROS%	16.4	19.5	23.5
ROCE including goodwill %	18.0	20.7	26.4

* no exceptional items were recorded for 2004



Investments
In 2004 investments amounted to € 54.5 million (2003: € 31.3 million). To maintain the annual target of at least 10% in volume growth CSM Biochemicals will have to make sizeable investments in additional capacity and innovation. The associated capital expenditure is expected to far exceed the annual depreciation level (€ 20 million) in the coming years.
As demand is growing, it is essential to expand the existing production capacity in good time in order to serve PURAC's customers. During the report year the production capacity for basic lactic acid in the USA was enlarged and a decision was taken to expand further in Brazil.
The production capacity for lactic acid derivatives (Purasal and new powdered calcium) was expanded in the Netherlands and the USA. In Spain a new factory was opened to produce Purasal powder for the meat industry.
In view of the anticipated demand for lactic acid and lactic acid derivatives, a definitive decision will be taken sometime in 2005 on the construction of a fifth lactic acid production site in Asia with a minimum output capacity of 50,000 tons. This investment will amount to at least € 50 million.

Business Developments
Net turnover of CSM Biochemicals rose by 0.1% to € 271.3 million (2003: € 271.1 million).
This rise is small because of the absence of the one-off income from Cargill in 2003 (€ 13.6 million) and the negative effect of the strong decline in the US dollar (€ 15 million).
Without the negative effect of the weak US dollar and the one-off income from Cargill turnover would have risen autonomously by 11%.
The autonomous growth in volume in 2004 compared with the previous year was around 19%. Particularly strong rises were recorded for sales in North and South America as a result of the economic upturn and the continuing demand for PURASAL *Opti.Form*™, a lactic acid derivative used in meat preservation. The growth in volume in Europe failed to live up to expectations because of disappointing sales in the segment for low-end lactic acid applications such as in animal feed. In all the regions except South America, increasing competition led to price erosion.

The EBITA of € 44.4 million realized in 2004 showed a strong fall compared with 2003 (€ 63.7 million). This fall was caused by the absence in 2004 of the one-off income of € 13.6 million received from Cargill in 2003 and the negative (translation and transaction) effect of the weak US dollar (€ 12 million). After adjustment for these negative effects the EBITA in 2004 would have stood at € 56.4 million, a rise of around 13%. Incidentally, transaction risk hedging (USD 60 million at an average of €=USD 1.20) during the year limited the negative effect of the decline in the US dollar.
Because of the increased competition in 2004 there was scarcely any scope to pass on the negative consequences of currency fluctuations and rises in the price of raw materials. This did not apply to the selling prices of some special products; nor did it apply in South America where the prices were increased in line with local inflation.
Despite the more limited functionality of calcium lactate in soft drinks, as opposed to calcium lactate gluconate, some buyers in Asia still opted for the cheaper product, calcium lactate. This partly explains the disappointing gluconate sales despite the good rise in volume.

Prospects CSM Biochemicals
In 2005 we anticipate another considerable rise of more than 10% in the volume of lactic acid and lactic acid derivatives.
However, due to the expected significantly lower exchange rate of the US dollar compared with 2004 and lower selling prices as a result of increased competition, we expect a lower EBITA in 2005.


CSM
Sugar

CSM SUGAR


Net turnover CSM Sugar
millions of euros
300
250
200
150
100
50
99/00
00/01
2002
2003
2004

Profile

CSM Sugar manufactures sugar from beet and sells sugar and sugar specialties to the industrial and consumer markets. The European sugar market is highly regulated by the European Union.

The division sells most of its sugar to industrial customers in the Netherlands, fully tailored to their quality and logistical requirements. Some of the sugar is sold in consumer packaging on the Dutch market. CSM Sugar has increasingly expanded its product range in recent years to include sugar cubes, sugar sticks, treacle, and table sugar in a variety of packaging.
By-products such as pulp and lime are processed into high-quality animal feed (Cesem) and lime fertilizer (Betacal) and sold on the agricultural market. The molasses (liquid residue from sugar production which is uneconomical to crystallize further) is until now sold to Koninklijke Nedalco as a raw ingredient for alcohol production. CSM Sugar sold its 39% stake in Nedalco to Royal Cosun in December 2004.

Market

The European sugar market is largely determined by the EU Sugar Regulation which was introduced by the European Union in 1968, has since been amended, and remains in force till 30 June 2006. On 14 July 2004, the European Commission submitted a proposal for a new, reformed Sugar Regulation.
This proposal is based on drastic cuts in the price of sugar (-33%), sugar beet (-37%) and the sugar quota (-16%). To partially compensate beet growers for loss of future income, the EC proposes that they be awarded a 'hectare supplement'. In addition, EU member states and sugar producers will be allowed to trade quotas. These proposals will be further fleshed out in 2005 and submitted to the Council of Agriculture Ministers and the European Parliament for approval. Various pressure groups in Europe have already launched heavy criticism at the EC proposals. The Platform Toekomst Suikermarkt (Future Sugar Market Platform) in which the Dutch sugar sector (growers and industry) participates has drawn up an alternative reform proposal, which has played an important role in determining the standpoint of the Dutch government on the issue.

Though the exact outcome of this complex decision-making process is still to emerge, we are anticipating a considerable fall in the prices of sugar and beet and in the quota.
In addition, a number of countries have taken legal steps against the EU via the (C Sugar Panel of the) WTO in connection with the export of C sugar and the re-export of imported cane sugar from ACP countries. The WTO C Sugar Panel decided against the EU in all aspects of the case. If the judgement is confirmed on appeal, this will inevitably lead to a further reduction in the sugar quota.

After a sharp decline in the first months, the price of sugar on the world market showed a limited net improvement in 2004. This is the combined result of a steady (worldwide) increase in consumption and slightly lagging production.

If the proposals by the European Commission are implemented without amendment, the European sugar industry will face a strong fall in profitability. An important part of this effect will have to be offset by further efficiency improvements in the existing production capacity.
Accordingly, CSM Sugar announced on 6 January 2005 that it would be closing down its beet-processing operations in Breda and concentrating sugar production entirely in its factory in Vierverlaten, Groningen (the Netherlands). The specialty factory for the production of liquid sugar and novelty sugar and the warehousing and distribution activities will remain in Breda.
These radical steps will enable us to compensate, to some extent, for the negative consequences of the new EU Sugar Regulation.

Investments and Divestments

In 2004 CSM Sugar invested € 10.7 million (2003: € 7.4 million). The processing capacity of the water treatment installation in Vierverlaten was expanded to meet the water treatment requirements for larger volumes of beet. New packaging machinery was installed in the specialty factory in Breda and the bulk-loading system was modernized.

Calendar year	before exceptional items 2004	2004	2003*
millions of euros			
Net turnover	264,6	264,6	268,8
EBITA	40,8	40,9	40,0
ROS%	15,4	15,5	14,9
ROCE inclusief goodwill %	33,0	33,1	28,1

* no exceptional items were recorded for 2003



Nedalco, in which we have a stake, started building a new grain alcohol factory in Sas van Gent (the Netherlands) in the report year. Nedalco is producing increasingly more alcohol from grain products and increasingly less from molasses. Nedalco also wants to expand its production of alcohol for consumption and industrial use by manufacturing bio-ethanol (a raw material for engine fuel), which is also based on grain products. As Nedalco's molasses requirements are decreasing, CSM Sugar reached the conclusion that the company no longer fits in with the corporate strategy. This led to a decision in December 2004 to sell the 39% stake in Nedalco to co-shareholder, Royal Cosun.

Business Developments

Net turnover of CSM Sugar showed a limited fall in calendar year 2004, finishing at € 264.6 million (2003: € 268.8 million). This was mainly due to lower sugar exports to the world market and a lower turnover from Nedalco. The campaign for 2004 was satisfactory in every respect. Thanks to the favorable growing season the sugar content of the beet equaled or even slightly exceeded the average over the past ten years. Good weather conditions during the beet campaign led to a regular supply of beet and approximately 390,000 tons of white sugar were produced from around 2.4 million tons of beet. After quota sugar had been deducted, around 65,000 tons of C sugar remained (2003: 76.000 tons).
Various new products (including fruit syrups) were launched in 2004 for the industrial and the consumer market.
The price war between the large retailers in the Netherlands put pressure on the margins in this segment. Even so, the EBITA rose marginally in 2004 to € 40.9 million (2003: € 40.0 million). The operational margin (ROS) remained more or less unchanged.
The ROCE rose as a result of the limited increase in the operating result and lower average capital employed.

The shutdown of the beet-processing operations in Breda led to a one-off exceptional charge of € 13.8 million which has been incorporated in the result for 2004. This was due to the write-off of assets that will no longer be operational. The sale of the 39% stake in Nedalco yielded a one-off gain of € 13.9 million which was credited to the result of CSM Sugar in 2004.

Prospects CSM Sugar

In connection with the announced shutdown of the sugar-production operations in Breda close attention will be paid this year to the reorganization and further rationalization of the production process. It is unlikely that the European Commission's proposals to reform the EU Sugar Regulation will come into force before 2006. Compared with 2004, we expect a limited decrease in the EBITA for 2005, excluding exceptional income and charges.

Diemen, the Netherlands, 1 March 2005

Board of Management
J.A.J. Vink, Chairman
R.R. Hendriks
F.J. Olieman



Financial Statements 2004



Gabriele Piotto Technical Promoter, BakeMark Italia, Italy

Responsible for demonstrating our products to customers and for supporting product development.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	millions of euros	12 months As at 31-12-2004		15 months As at 31-12-2003	
1 and 2	Net turnover	3,475.0		4,396.0	
	Costs of raw materials and consumables	-1,818.4		-2,277.9	
	Production costs	-574.2		-707.8	
	Warehousing and distribution costs	-212.9		-269.2	
	General and administrative expenses	-242.8		-269.3	
	Gross turnover result		**626.7**		**871.8**
	Selling expenses	-372.1		-481.0	
	Corporate costs	-21.7		-37.4	
	Other proceeds	33.4		-	
	Goodwill amortization	-42.4		-49.1	
	Net turnover result (operating result)		**223.9**		**304.3**
	Financial income	10.0		12.5	
	Financial charges	-67.1		-85.7	
	Result from ordinary activities before taxes		**166.8**		**231.1**
7.	Tax on result from ordinary activities		-46.7		-64.1
	Result after taxes		**120.1**		**167.0**
	in euro's				
	Per ordinary share after deduction of dividend on cumulative financing preference shares				
8.	Earnings		1.49		2.11
8.	Diluted earnings		1.49		2.08

N.B. [illegible]

CONSOLIDATED BALANCE SHEET

	before profit appropriation, millions of euros	As at 31-12-2004		As at 31-12-2003	
	ASSETS				
9.	Intangible fixed assets	684.1		739.4	
10.	Tangible fixed assets	806.6		844.7	
11.	Financial fixed assets	67.0		69.5	
	Total fixed assets		**1,557.7**		**1,653.6**
12.	Stocks	493.0		501.0	
13.	Receivables	485.7		522.9	
14.	Cash and cash equivalents	76.1		87.9	
	Total current assets		**1,054.8**		**1,111.8**
	Total		**2,612.5**		**2,765.4**
	LIABILITIES				
15.	Shareholders' equity	826.4		778.1	
16.	Provisions	217.3		216.5	
17.	Long-term debts	565.9		750.0	
18.	Interest-bearing short-term debts	391.3		390.0	
19.	Non-interest-bearing short-term debts	611.6		630.8	
	Total		2,612.5		2,765.4

CONSOLIDATED CASH FLOW STATEMENT

millions of euros	12 months As at 31-12-2004		15 months As at 31-12-2003	
Cash flow from operating activities				
Net turnover result	223.9		304.3	
Goodwill amortization	42.4		49.1	
Depreciation of tangible fixed assets	102.5		132.4	
Improvement cover Pension Fund			16.6	
Exceptional fixed asset impairment	14.5		-	
Result from sale of group companies	-33.4		-	
Movement in provisions	11.4		-83.2	
Movements in working capital				
- *Receivables*	-23.3		64.2	
- Stocks	-8.4		-140.7	
- Non-interest-bearing short-term debts	10.6		80.0	
Cash flow from business operations		**344.0**		**422.7**
Net interest paid	-50.7		-94.4	
Tax paid on profit	-30.2		-30.6	
Cash flow from operating activities		**263.1**		**297.7**
Cash flow from investment activities				
Acquisition of group companies	2.6		-370.1	
Sale of group companies	59.8		-	
Capital expenditure on tangible fixed assets	-123.1		-174.1	
Divestment of tangible fixed assets	5.4		7.1	
Cash flow from investment activities		**-55.3**		**-537.1**
Cash flow from financing activities				
Proceeds from interest-bearing debts	37.0		498.7	
Repayments of interest-bearing debts	-183.8		-127.8	
Repurchase of own shares	-35.7		-49.8	
Paid-out dividend	-30.7		-47.9	
Cover Pension Fund	-4.2		-12.4	
Cash flow from financing activities		**-217.4**		**260.8**
Net cash flow	-9.6		21.4	
Effects of exchange rate differences on cash and cash equivalents	-2.2		-5.1	
Decrease/increase cash and cash equivalents	-11.8		16.3	
Cash and cash equivalents at start of financial year	87.9		71.6	
Cash and cash equivalents at close of financial year	76.1		87.9	

ACCOUNTING PRINCIPLES

General

Changed Financial Year

As CSM switched to a financial year that runs concurrently with the calendar year in 2002, the results for report year 2004 (12 months) are compared with the results for the 15-month period of financial year 2002/2003 (1 October 2002 till 31 December 2003).

Consolidation

The consolidation includes the financial data of CSM nv and its group companies ('CSM'). All inter-company receivables, debts and transactions have been eliminated. Group companies are companies in which CSM nv exercises control. The PGLA-1 and Nedalco joint ventures are consolidated proportionally.

In compliance with Section 2:402 of the Dutch Civil Code the profit and loss account of CSM nv is presented in a summarized form as it is incorporated in the consolidated financial statements.

The results of acquisitions and divestments are recognized from the effective date of acquisition and to the effective date of sale respectively.

A list has been filed at the Amsterdam Trade Register setting out the data on the group companies as required under Sections 2:379 and 2:414 of the Dutch Civil Code.

Acquisitions and Divestments

The main divestments that influenced the consolidation include:

- 27 September 2004: the sale of Dreidoppel GmbH, flavorings producer in Germany (annual turnover of € 22 million) for € 24.6 million;
- 30 September 2004: the sale of Lachaise in France (annual turnover of € 23 million) for € 1.0. In addition, CSM issued a loan of € 6.2 million to the new owner;
- 22 December 2004: the sale of the 39% stake in Nedalco (annual turnover of € 24.5 million) for € 29.0 million;
- CSM intends to sell its Sugar Confectionery Division to CVC Capital Partners. The parties have reached agreement about a provisional takeover price of € 850 million. The definite price will be determined based on the balance sheet as at the date of transfer. CSM expects to complete the transaction early in March 2005. CSM Sugar Confectionery realized a turnover of € 743.3 million and an operating result before goodwill amortization of € 69.3 million in 2004.

  CSM Sugar Confectionery's assets totaled € 783 million and its debts totaled € 429 million as at 31 December 2004. Cash flow from business operations amounted to € 54 million in 2004. The division has a workforce of 4,300.

General Accounting Principles

The financial statements have been compiled in accordance with the generally accepted accounting principles (GAAP) in the Netherlands and comply with the legal requirements of Part 9, Book 2 of the Dutch Civil Code. The financial statements are expressed in euros. Assets and liabilities are appraised at nominal value unless otherwise indicated.

Comparison with Previous Year

The accounting principles are the same as last year's with the exception of the presentation of the extraordinary charge. In compliance with the new guidelines the extraordinary charge – the improved cover of Stichting Pensioenfonds Nederland – in the comparative figures for the previous financial year has now been presented as part of the operating result. This change in presentation negatively affected the operating result to the amount of € 16.6 million and positively affected the tax result from ordinary activities to the amount of € 5.7 million.

Foreign Currency

Transactions which are conducted in foreign currency are converted at the exchange rates that apply on the transaction date or at the rate of hedging transactions. Any unhedged assets and liabilities resulting from such transactions are converted at the exchange rates on the balance sheet date. Any exchange rate differences are recognized in the results.

For the purposes of consolidation the assets and liabilities of foreign group companies are converted into euros at the exchange rates applicable on the balance sheet date. Occasionally, these translation risks are hedged. If so, the subsequent exchange rate differences are recognized in the equity. Exchange rate differences arising from long-term loans for the purpose of financing group companies are recognized after taxes in the equity. The results of the foreign group companies are converted into euros at average exchange rates. The difference between net profit on the basis of the average exchange rates and net profit on the basis of the exchange rates on the balance sheet date is recognized in the equity.

Accounting Principles for Determining the Results

General

Income and charges are allocated to the financial year to which they relate.

The terms operating result before goodwill amortization (EBITA) and result after taxes before goodwill amortization are also used in the notes to the profit and loss account to make the comparison of the operational activities more transparent.

Operating result before goodwill amortization (EBITA) is the operating result plus goodwill amortization. The EBITA was € 266.3 million (2002/2003: € 353.4 million) for financial year 2004. Result after taxes before goodwill amortization is the result from ordinary activities after taxes plus goodwill amortization. Result after taxes before goodwill amortization amounted to € 162.5 million (2002/2003: € 216.1 million) for financial year 2004.

Net Turnover

Net turnover covers the proceeds of goods delivered to third parties less discounts and sales tax.

Costs of Raw Materials and Consumables

This item relates to the costs of raw materials, consumables and packaging materials.

Production Costs

This item relates to the costs of the production operations.

Warehousing and Distribution Costs

This item relates to the costs of warehousing and transport, including transport insurance.

General and Administrative Expenses

This item relates to the costs of administration, management and EDP.

Selling Expenses

This item relates to the costs of marketing and sales.

Corporate Costs

This item relates to, amongst others, the costs of corporate and division management.

Exceptional Items

Exceptional items relate to income or charges arising from events or transactions which constitute ordinary activities but must be presented separately due to their nature, size or occasional character. This way, the result from ordinary activities and, particularly, the development thereof can be made more transparent.

Tax on Result from Ordinary Activities

Tax on the result from ordinary activities is calculated on the basis of the result from ordinary activities before taxes, taking account of untaxed profit elements, non- and part-deductible costs and fiscal facilities. The prevailing nominal tax rates are applied. Account is taken of non-recoverable withholding taxes on foreign dividends.

Principles Governing the Valuation of Assets and Liabilities

Intangible Fixed Assets

Goodwill is the difference between the acquisition price and the fair value of the identifiable assets and liabilities which are taken over on the acquisition date. Since 1 October 2000 goodwill paid upon the acquisition of a company has been capitalized and amortized over 20 years using a straight-line method. Given the lifespan of the underlying assets, CSM has opted for the maximum amortization term of 20 years. Acquisition-related goodwill that was paid before 1 October 2000 is charged to equity. The book value of the goodwill is appraised annually. If continuous asset impairment is expected the goodwill is amortized and charged to the profit and loss account.

Research costs are not capitalized but charged to the profit and loss account annually.

Tangible Fixed Assets

Land, buildings, machinery, equipment and other tangible fixed assets are valued at the acquisition price or the construction costs, taking account of straight-line depreciation across the economic lifespan. The construction costs include the cost of materials, direct labor costs and an allocatable part of the indirect costs. Land is not amortized. Investment grants are deducted from the acquisition price or the construction costs of the assets to which they relate.

In the event of continuous asset impairment the tangible fixed assets are revaluated.

Financial Fixed Assets

The receivables listed under 'Other long-term receivables' are connected with financing (usually with a term longer than one year) and are appraised at nominal value after deduction of any provisions that are deemed necessary.

Stocks

Stocks of raw materials, consumables, technical materials and packaging are valued at the lower of purchase price (first in, first out) plus additional costs or utilization value. With the exception of the guaranteed sugar stock, work in progress and finished products are valued at the lower of cost of production or net realizable value. The cost of production includes payroll, the cost of materials and an allocated part of the indirect production costs. The guaranteed sugar stock from the beet campaign that ended in the report year is valued at the lower of the intervention price – in which case the unrealized profit is deducted – or the net realizable value applicable on the balance sheet date. A valuation adjustment is applied for non-marketable stock.

Receivables

Receivables are valued at nominal value less provisions for non-recoverability as deemed necessary.

Deferred Tax

Deferred tax relates to commitments and receivables arising from temporary discrepancies between commercial and fiscal valuations of (in)tangible fixed assets, stocks and provisions, including provisions for tax-related risks. Deferred tax is calculated on the basis of the applicable rates and appraised at nominal value. These commitments and receivables are netted insofar as the term of validity allows. Any remaining deferred commitments are incorporated under 'Provisions' and any remaining receivables are incorporated under 'Financial fixed assets' in the balance sheet. Deferred tax assets are valued if there is a high probability of realization.

Provisions

Most of the provisions for pensions and early retirement schemes are appraised at present value according to actuarial principles and with interest rates of 4-6%. The provisions for reorganization and restructuring, contract commitments et cetera have been formed for legally enforceable or actual commitments which are of an uncertain but reasonably assessable size and which are present on the balance sheet date. These commitments relate to transactions entered into in the past which will not be settled until after the balance sheet date. They are appraised at nominal value.

Debts

The valuation of the 1999 convertible bond loan takes account of accrued interest from a possible repayment above par.

Financial Instruments

The financial instruments on the balance sheet are appraised at fair value.
The financial instruments for hedging risks which are connected with assets and debts that exist on the balance sheet date or with commitments and transactions undertaken on the balance sheet date are netted with the underlying positions to which they relate. Unrealized results on these financial instruments are recognized as soon as the foresaid underlying positions are realized.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

millions of euros	2004 Before exceptional items		Exceptional items		2004 Total	
1 PROFIT AND LOSS ACCOUNT BEFORE EXCEPTIONAL ITEMS						
The profit and loss account before exceptional items for financial year 2004 can be presented as follows.						
Net turnover	3,475.0		-		3,475.0	
Costs of raw materials and consumables	-1,818.4		-		-1,818.4	
Production costs	-557.2		-17.0		-574.2	
Warehousing and distribution costs	-212.9		-		-212.9	
General and administrative expenses	-235.5		-7.3		-242.8	
Gross turnover result		651.0		-24.3		626.7
Selling expenses	-369.1		-3.0		-372.1	
Corporate costs	-20.2		-1.5		-21.7	
Other proceeds			33.4		33.4	
Goodwill amortization	-42.4		-		-42.4	
Operating result		219.3		4.6		223.9
Financial income	10.0		-		10.0	
Financial charges	-67.1		-		-67.1	
Result from ordinary activities before taxes		162.2		4.6		166.8
Tax on result from ordinary activities	-45.7		-1.0		-46.7	
Result after taxes		116.5		3.6		120.1

The effect of the exceptional items on the operating result is € 4.6 million positive. The effect on the result after taxes is € 3.6 million positive. The exceptional items for 2004 can be specified for each division as follows.

CSM Bakery Supplies Europe: a positive total of € 12.3 million in exceptional items. The breakdown is as follows:

- Proceeds of € 19.5 million classified as 'Other proceeds' relate to the results from the sale of group companies, particularly the sale of Dreidoppel (€ 19.3 million) and the divestment of Lachaise (€ 0.2 million).
- Costs of € 7.2 million associated with the first phase of the restructuring of the division. They mainly relate to staff dismissals and fall under 'General and administrative expenses' (€ 3.4 million), 'Selling expenses' (€ 3.0 million) and 'Production costs' (€ 0.8 million).

CSM Bakery Supplies North America: a negative total of € 6.3 million in exceptional items. The breakdown is as follows:

- Costs associated with the merger of the marketing and sales organizations of Brill, Henry&Henry and Baker&Baker, comprising mainly staff dismissal costs, general and administrative expenses (€ 3.9 million) and the downward valuation of machinery and equipment (€ 2.4 million).

CSM Sugar: a positive total of € 0.1 million in exceptional items. The breakdown is as follows:

- Proceeds of € 13.9 million from the sale of the 39% stake in Nedalco, classified as 'Other proceeds'.
- Costs of € 13.8 million associated with the downward valuation of tangible fixed assets which are no longer used due to the shutdown of the beet-processing operations in Breda.

Corporate costs: a negative total of € 1.5 million in exceptional items relating to the future resignation of Mr Vink.

For CSM Biochemicals and CSM Sugar Confectionery no exceptional items were recorded in 2004.

millions of euros	CSM Bakery Supplies Europe		CSM Bakery Supplies North America		CSM Sugar Confectionery		CSM Biochemicals	
	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03
2. SEGMENT INFORMATION								
Segment Information per Business Area								
Net turnover	1,148.8	1,427.0	1,047.0	1,330.5	743.3	970.0	271.3	332.9
Operating result before goodwill amortization (EBITA)	77.7	113.9	55.7	69.4	69.3	82.4	44.4	73.7
Goodwill amortization	28.8	34.3	7.4	7.0	5.6	7.0	0.6	0.8
Net turnover result (EBIT)	48.9	79.6	48.3	62.4	63.7	75.4	43.8	72.9
ROS % [1]	6.8	8.0	5.3	5.2	9.3	8.5	16.4	22.1
Average capital employed excluding goodwill	270.6	278.1	252.2	263.0	327.5	331.5	215.4	209.5
Average capital employed including goodwill [2]	856.6	841.7	746.7	703.2	828.1	833.2	247.3	241.8
ROCE excluding goodwill % [3]	28.7	32.8	22.1	21.1	21.1	19.9	20.6	28.1
ROCE including goodwill % [4]	9.1	10.8	7.5	7.9	8.4	7.9	18.0	24.4
Capital expenditure on tangible fixed assets	26.6	39.6	13.5	36.3	17.8	51.4	54.5	39.1
Depreciation of tangible fixed assets	27.3	34.3	17.5	21.5	27.0	32.9	19.5	22.7
Average number of employees	4,604	4,645	3,342	3,194	4,150	4,361	990	964

millions of euros	CSM Sugar		Holding companies		CSM consolidated	
	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03
Net turnover	264.6	335.6	-	-	3,475.0	4,396.0
Operating result before goodwill amortization (EBITA)	40.9	51.4	-21.7	-37.4	266.3	353.4
Goodwill amortization	-	-	-	-	42.4	49.1
Net turnover result (EBIT)	40.9	51.4	-21.7	-37.4	223.9	304.3
ROS % [1]	15.5	15.3	-	-	7.7	8.4
Average capital employed excluding goodwill	120.5	138.8	-3.9	-6.8	1,182.3	1,214.1
Average capital employed including goodwill [2]	123.5	141.8	-3.9	-6.8	2,798.3	2,754.9
ROCE excluding goodwill % [3]	33.9	29.6	-	-	22.5	24.4
ROCE including goodwill % [4]	33.1	29.0	-	-	9.5	10.7
Capital expenditure on tangible fixed assets	10.7	7.7	-	-	123.1	174.1
Depreciation of tangible fixed assets	11.2	21.0	-	-	102.5	132.4
Average number of employees	468	489	60	62	13,614	13,715

1. ROS is the operating result before goodwill amortization (EBITA) divided by the net turnover x 100.
2. Average capital employed including goodwill has been calculated before the annual goodwill amortization.
3. ROCE excluding goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.

The results in the 'Holding companies' column relate to corporate costs.
For an explanation of the segments please refer to Business Developments in the Divisions, page 50-60.

millions of euros	The Netherlands		Rest of Europe		North America		Other countries		CSM consolidated	
	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03	12 months 2004	15 months 02/03
Segment Information per Geographical Region										
Net turnover	522.1	671.7	1,736.0	2,204.3	1,161.3	1,454.0	55.6	66.0	3,475.0	4,396.0
Average capital employed excluding goodwill	299.0	295.2	560.0	578.5	293.8	312.7	29.5	27.7	1,182.3	1,214.1
Capital expenditure on tangible fixed assets	63.6	57.7	37.8	71.5	16.8	38.6	4.9	6.3	123.1	174.1
Depreciation of tangible fixed assets	28.1	39.9	51.6	64.3	21.2	26.6	1.6	1.6	102.5	132.4
Average number of employees	1,834	1,854	8,133	8,348	3,441	3,288	206	225	13,614	13,715

The above information is based on the geographical location of the assets. The net turnover by geographical region based on the geographical location of the customers is shown in the table below.

millions of euros	12 months 2004	15 months 2002/2003
The Netherlands	428.1	521.5
Rest of Europe	1,767.7	2,221.9
North America	1,159.0	1,460.1
Other countries	120.2	192.5
Total	**3,475.0**	**4,396.0**

millions of euros	12 months 2004	15 months 2002/2003
3 PAYROLL AND SOCIAL INSURANCE		
Payroll	500.4	615.5
Pension premiums	41.1	47.3
Other social insurance	87.3	107.8
Total	**628.8**	**770.6**
4. DEPRECIATION OF TANGIBLE FIXED ASSETS		
Depreciation of tangible fixed assets	**102.5**	**132.4**
5. RESEARCH		
Research costs amounted to approximately € 40 million in 2004.		
6. FINANCIAL INCOME AND CHARGES		
Breakdown of financial income and charges:		
Interest income	-10.0	-12.5
Interest charges	65.4	85.7
Exchange rate differences	1.7	-
Total	**57.1**	**73.2**
7. TAX ON RESULT FROM ORDINARY ACTIVITIES		
Breakdown of the tax on the result from ordinary activities:		
Current tax	18.6	7.9
Deferred tax	28.1	56.2
Tax on result from ordinary activities	**46.7**	**64.1**
Breakdown of the tax on profit, expressed as a percentage of the result from ordinary activities before taxes:	in%	in%
Average statutory tax rate	35.1	35.4
Effect of non-taxable profit elements (including group financing)	1.6	2.5
Other effects	-8.7	-10.2
Effective tax rate	**28.0**	**27.7**

The average statutory tax rate is the average of the statutory tax rates in the countries where CSM operates, weighted on the basis of the result from ordinary activities before taxes in each of these countries.

8. EARNINGS PER ORDINARY SHARE

The earnings per ordinary share and the earnings per ordinary share from ordinary activities before goodwill amortization are calculated by respectively dividing the result after taxes and the result after taxes from ordinary activities before goodwill amortization by the weighted average number of outstanding ordinary shares in CSM nv after deduction of the dividend on cumulative financing preference shares.

In the calculations for diluted earnings per ordinary share and diluted earnings per ordinary share from ordinary activities before goodwill amortization the result after taxes and the result after taxes from ordinary activities before goodwill amortization, after deduction of the dividend on cumulative financing preference shares, and the weighted average number of outstanding ordinary shares in CSM nv are corrected for the effects of potential conversion of all convertible bond loans into ordinary shares and the exercise of option rights by the Board of Management and senior management.

millions of euros	12 months 2004	15 months 2002/2003
Result after taxes	120.1	167.0
Minus: dividend on cumulative financing preference shares	6.0	7.5
Profit available for holders of ordinary shares (A)	114.1	159.5
Plus: goodwill amortization	42.4	49.1
Result after taxes from ordinary activities before goodwill amortization and after deduction of dividend on cumulative financing preference shares (B)	156.5	208.6
Profit available for holders of ordinary shares	114.1	159.5
Plus: interest charges after tax related to the convertible bond loans	0.2	2.4
Profit after deduction of dividend on cumulative financing preference shares and after dilution (C)	114.3	161.9
Plus: goodwill amortization	42.4	49.1
Result after taxes from ordinary activities before goodwill amortization, after deduction of dividend on cumulative financing preference shares and after dilution (D)	156.7	211.0
Weighted average number of outstanding ordinary shares (E)	76.5	75.6
Plus: ordinary shares related to convertible bond loans and option scheme	0.4	2.4
Weighted average number of outstanding ordinary shares after the effect of dilution (F)	76.9	78.0
Per ordinary share		
Earnings before goodwill amortization (B/E)	2.05	2.76
Earnings (A/E)	1.49	2.11
Diluted earnings before goodwill amortization (D/F)	2.04	2.71
Diluted earnings (C/F)	1.49	2.08

NOTES TO THE CONSOLIDATED BALANCE SHEET

millions of euros	2004
9. INTANGIBLE FIXED ASSETS - GOODWILL	
1 January 2004	
Acquisition prices	844.3
Cumulative amortization	-104.9
Book value	739.4
Movements	
Exchange rate differences	-12.1
Acquisition of group companies	-0.8
Amortization	-42.4
Net movements in book value	684.1
31 December 2004	
Acquisition prices	830.1
Cumulative amortization	-146.0
Book value	684.1
Amortization rate	5%

millions of euros	Buildings and land	Machinery and equipment	Other tangible fixed assets	Under construction	Not employed in operations	Total
10. TANGIBLE FIXED ASSETS						
1 January 2004						
Acquisition prices	474.5	1,159.8	94.0	44.3	8.0	1,780.6
Cumulative depreciations	-150.5	-712.8	-69.0	-	-3.6	-935.9
Book value	**324.0**	**447.0**	**25.0**	**44.3**	**4.4**	**844.7**
Movements						
Capital expenditure	8.9	34.5	6.3	73.3	0.1	123.1
Divestments	0.1	-0.2	-0.4	-0.4	-2.4	-3.3
Exchange rate differences	-7.2	-6.4	-0.5	-1.0	0.1	-15.0
Sale of group companies	-8.6	-10.3	-1.6	-3.4	-	-23.9
Depreciations	-13.6	-77.5	-11.2	-	-0.2	-102.5
Exceptional impairment	-2.8	-11.7	-	-	-	-14.5
Other	14.2	22.6	3.1	-44.0	2.1	-2.0
Net movements in book value	**-9.0**	**-49.0**	**-4.3**	**24.5**	**-0.3**	**-38.1**
31 December 2004						
Acquisition prices	463.7	1,090.0	95.4	68.7	6.3	1,724.1
Cumulative depreciations	-148.7	-692.0	-74.7	0.1	-2.2	-917.5
Book value	**315.0**	**398.0**	**20.7**	**68.8**	**4.1**	**806.6**
Depreciation rate	3.33	10	33.3			

The *buildings and land item includes buildings with a book value of € 17.6 million* (31 December 2003: € 19.1 *million*) which are financed through a financial lease.

The book value of the tangible fixed assets calculated on the basis of current value, is estimated at € 439 million (31 December 2003: approximately € 449 million) above the disclosed book value on the basis of the acquisition price or construction costs.

millions of euros	As at 31-12-2004	As at 31-12-2003
11. FINANCIAL FIXED ASSETS		
Deferred tax assets	49.4	56.4
Other long-term receivables	17.6	13.1
Total	67.0	69.5
	12 months 2004	15 months 02/03
Movements in other long-term receivables		
As at start of financial year	13.1	14.0
Exchange rate differences		-0.6
Disbursements	7.2	1.7
Repayments	-2.7	-2.0
As at close of financial year	17.6	13.1
	As at 31-12-2004	As at 31-12-2003
12. STOCKS		
Raw materials, consumables, technical materials and packaging	97.4	103.1
Work in progress	18.6	18.7
Finished product	377.0	379.2
Total	493.0	501.0
13. RECEIVABLES		
Trade debtors	428.6	451.2
Other receivables	23.4	35.4
Prepayments and accrued income	33.7	36.3
Total	485.7	522.9

Remaining term of receivables is less than one year.

14. CASH AND CASH EQUIVALENTS

An amount of € 25 million in deposits is included in the cash and cash equivalents (31 December 2003: nil). The cash and cash equivalents are available and payable without notice.

millions of euros	Ordinary share capital	Cumulative financing preference share capital	Share premium reserve	Other reserves	Total
15. SHAREHOLDERS' EQUITY					
As at 1 October 2002	20.5	1.1	107.1	620.2	748.9
Dividend				-76.9	-76.9
Stock dividend	0.4		-0.4	30.4	30.4
Result after taxes				167.0	167.0
Exchange rate differences foreign group companies				-51.7	-51.7
Repurchase ordinary company shares				-48.6	-48.6
Withdrawal ordinary company shares	-1.1		-0.5	1.6	
Reassessment deferred tax assets				16.5	16.5
Dividend on cumulative preference shares				-7.5	-7.5
As at 31 December 2003	**19.8**	**1.1**	**106.2**	**651.0**	**778.1**
Dividend				-61.0	-61.0
Stock dividend	0.4		-0.4	36.3	36.3
Result after taxes				120.1	120.1
Exchange rate differences foreign group companies				-5.4	-5.4
Repurchase ordinary company shares				-35.7	-35.7
Dividend on cumulative preference shares				-6.0	-6.0
As at 31 December 2004	**20.2**	**1.1**	**105.8**	**699.3**	**826.4**

Share Capital

As at 31 December 2004 authorized share capital totaled € 50 million. This consists of 182 million ordinary shares with a nominal value of € 0.25 each and 18 million cumulative financing preference shares with a nominal value of € 0.25 each and divided into three series of six million marked FPA, FPB and FPC.

	Ordinary	'FPA'	'FPB'	'FPC'
Movements in the Number of Issued Shares				
As at 1 January 2004	79,184,301	2,131,284	852,512	1,278,770
Stock dividend	1,682,585			
As at 31 December 2004	**80,866,886**	**2,131,284**	**852,512**	**1,278,770**
Movements in the Number of Ordinary Shares with Dividend Rights				
As at 1 January 2004	76,256,713			
Stock dividend	1,682,585			
Repurchased depositary receipts of ordinary shares	-1,946,617			
Sold depositary receipts of ordinary shares	81,000			
As at 31 December 2004	**76,073,681**			

Cumulative Financing Preference Shares

On 26 July 2002, 2,131,284 cumulative financing preference shares were issued from the FPA series, 852,512 from the FPB series and 1,278,770 from the FPC series, each with a nominal value of € 0.25 and an issue price of € 23.46.
The cumulative financing preference shares were issued to further optimize the financing structure of the company.

Each series of cumulative financing preference shares has a different dividend percentage and dividend review date.

Finprefs	Dividend	First dividend review date	Review interval
FPA series	5,77%	1 August 2009	seven years
FPB series	6,07%	1 August 2012	ten years
FPC series	6,4%	1 August 2017	fifteen years

Holders of cumulative financing preference shares take priority over holders of ordinary shares when dividends are paid out and if the company goes into liquidation.
The average dividend on outstanding cumulative financing preference shares is 6.02%.

Share Premium Reserve

This relates to a sum of € 107.3 million (31 December 2003: € 107.7 million) which is exempt from Dutch taxes and is therefore freely available for payment to the shareholders, of which € 98.9 million for payment to the holders of cumulative financing preference shares.

Option Scheme

An option scheme is available for the Board of Management and senior management. In previous years 143 persons were granted option rights under this scheme to a total of 2,111,450 depositary receipts of shares in the company capital at a nominal value of € 0.25 each. The nominal value of the depositary receipts of shares in the company capital which are claimable through the option rights is € 527,862.50.
The allocation and number of options depend on the development of earnings per share. For example, no options will be granted if the increase in earnings per share over the past financial year is less than 4% plus inflation. The total number of options granted in any one year will not, in principle, exceed 1% of the issued share capital. Normally, the options are granted shortly after the annual General Shareholders' Meeting, which adopts the financial statements for the past financial year. No options were allocated in 2004.

The options have a term of five years. The exercise price is equal to the market price at the time of allocation. Depositary receipts which are acquired by exercising option rights cannot be sold until the third year of the option term has expired. In principle the company will repurchase the depositary receipts needed for exercising option rights in order to prevent dilution of earnings per share due to the option scheme.

The participants are bound by regulations in order to prevent use of insider information.

Year of allocation	Number outstanding as at 31-12-2003	Exercised during 2004	Expired during 2004	Number outstanding as at 31-12-2004	Exercise price	Expiration date
Movements in the Number of Outstanding Options on Depositary Receipts of Shares						
Board of Management *						
1999	80,000	-	80,000	-	€ 23.35	09-02-2004
2000	88,000	-	-	88,000	€ 20.20	08-02-2005
2001	96,000	-	-	96,000	€ 26.60	02-02-2006
2002	72,000	-	-	72,000	€ 22.30	29-01-2007
2003	66,000	-	-	66,000	€ 19.97	03-02-2008
Subtotaal	**402,000**	-	**80,000**	**322,000**		
Senior management						
1999	234,400	-	234,400	-	€ 23.35	09-02-2004
2000	336,300	81,000	4,000	251,300	€ 20.20	08-02-2005
2001	486,550	-	10,800	475,750	€ 26.60	02-02-2006
2002	533,600	-	10,800	522,800	€ 22.30	29-01-2007
2003	554,900	-	15,300	539,600	€ 19.97	03-02-2008
Subtotaal	**2,145,750**	**81,000**	**275,300**	**1,789,450**		
Totaal	**2,547,750**	**81,000**	**355,300**	**2,111,450**		

* Including former members of the Board of Management.

Repurchased Depositary Receipts of Ordinary Shares

During financial year 2004 the company repurchased a total of 1,946,617 depositary receipts of ordinary shares consisting of:

- 1,682,585 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.4 million) for the sum of € 32.3 million in order to prevent dilution of earnings per share in the event of a choice for stock dividend;
- 183,032 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.05 million) for the sum of € 3.3 million in order to further optimize the financing structure of the company;
- 81,000 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.02 million) for the sum of € 1.7 million in order to prevent dilution of earnings per share in the event of option rights being exercised.

Sold Depositary Receipts of Ordinary Shares

During financial year 2004 the company sold 81,000 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.02 million) in connection with exercised options worth € 1.6 million.

As at 31 December 2004 CSM had 4,793,205 repurchased depositary receipts of ordinary shares at its disposal with a nominal value of € 0.25 each (nominal amount: € 1.2 million, representing 5.63% of the total issued share capital) at an average price of € 20.85.
The costs of repurchasing depositary receipts of ordinary shares in the report year amounted to € 35.7 million (2002/2003: € 48.6 million). This sum has been charged to the reserves.
Repurchased depositary receipts of ordinary shares have no dividend rights.

	Number	Nominal amount (euros)
Movements in Repurchased Depositary Receipts of Ordinary Shares		
As at 1 January 2004	2,927,588	731,898
Repurchased depositary receipts of ordinary shares	1,946,617	486,654
Sold depositary receipts of ordinary shares	-81,000	-20,250
As at 31 December 2004	**4,793,205**	**1,198,302**

millions of euros	As at 31-12-2004	As at 31-12-2003
16. PROVISIONS		
Deferred tax liabilities	92.4	77.9
Pensions and early retirement schemes	86.1	87.2
Reorganization and restructuring	27.4	33.0
Other	11.4	18.4
Total	**217.3**	**216.5**

Deferred Tax

Deferred tax stood at € 43.0 million as at 31 December 2004. This has been included to the sum of € 49.4 million under 'Financial fixed assets' (as deferred tax assets; see note 11 on page 75) and € 92.4 million under 'Provisions' (as deferred tax liabilities) in the balance sheet.

millions of euros	12 maanden 2004	15 maanden 2002/2003
Movements in deferred tax		
Liabilities	77.9	77.4
Assets	-56.4	- 42.7
Balance as at start of financial year	**21.5**	**34.7**
Movements in the result	24.3	45.9
Exchange rate differences	0.3	2.8
Acquisition/sale of group companies	-1.3	-11.7
Exchange rate differences loans	-1.8	-26.9
Other movements		-23.3
Balance as at close of financial year	**43.0**	**21.5**
Deferred tax liabilities	92.4	77.9
Deferred tax assets	-49.4	-56.4
Balance as at close of financial year	**43.0**	**21.5**

The sum of € 20.6 million in deferred tax is recoverable within a year. As at 31 December 2004 deferred tax assets amounted to € 134.2 million whereof € 66.7 million is attributable to tax loss carry forward. After the probability and size of future benefits from this item had been assessed a downward adjustment of € 84.8 million was made.

millions of euros	Pensions and early retirement schemes	Reorganization and restructuring	Other	Total
Movements in provisions				
As at 1 January 2004	87.2	33.0	18.4	138.6
Addition charged to result	9.5	12.1	2.9	24.5
Release credited to result	-1.3	-3.8	-7.3	-12.4
Withdrawal for intended objective	-9.1	-11.8	-0.8	-21.7
Exchange rate differences	-	-0.2	-	-0.2
Acquisition/sale of group companies	-0.5	-2.9	1.4	-2.0
Other movements	0.3	1.0	-3.2	-1.9
As at 31 December 2004	**86.1**	**27.4**	**11.4**	**124.9**

Pension schemes can be covered by the company pension funds, industrial pension funds or insurance companies. The provision for pensions and early retirement schemes relates to commitments from (anticipated) pension entitlements which are not underwritten by third parties and other associated arrangements. The legislation and practices in the individual countries of business were taken into account when this provision was determined.
The withdrawal from the reorganization and restructuring provision relates primarily to the reorganizations at the CSM Bakery Supplies divisions in Europe and North America.
The other provisions relate to, amongst others, the environment and other personnel commitments.
The provisions can be regarded as long-term except for 'Reorganization and restructuring'.

millions of euros	As at 31-12-04	As at 31-12-03	Effective interest % As at 31-12-04	Effective interest % As at 31-12-03	Average term in years As at 31-12-04	Average term in years As at 31-12-03
17. LONG-TERM DEBTS						
Convertible bond loans beet growers	6.2	5.7	4.36	4.61	[illegible]	3.2
Private loan 2001	249.9	249.9	6.10	6.10	6.8	7.8
Other private loans	[illegible]	45.4	[illegible]	5.24	[illegible]	1.1
Owed to credit institutions	[illegible]	100.4	[illegible]	5.94	[illegible]	1.9
Private loan 2003	292.9	322.3	5.25	5.25	6.7	7.7
Financial lease commitments	12.8	14.6	8.46	8.57	[illegible]	5.4
Other debts	4.1	11.7	2.99	3.31	[illegible]	4.2
Total	**565.9**	**750.0**	[illegible]		[illegible]	
Weighted average			5.63	5.64	6.6	6.5

The weighted average of the term has been calculated on the basis of the remaining terms of the individual loans. Repayments due within 12 months of the close of the report year are not recognized in the above amounts but are incorporated in the interest-bearing short-term debts.
The repayments due after five years or more on the private loan 2001, the private loan 2003 and the financial lease commitments amount to € 559.4 million.

'Convertible bond loans beet growers' relates to funds borrowed in the form of convertible bonds with an original term

of five years. During the period January 2005 till June 2008 these bonds can be converted into depositary receipts of ordinary shares in the company capital. The average conversion rate is € 22.53 for each depositary receipt of ordinary share with a nominal value of € 0.25. If all the convertible bond loans beet growers were converted on the balance sheet date the ordinary share capital and the reserves would increase by € 0.1 million and € 8.8 million respectively.
On 10 October 2001 the company placed a private loan with a nominal value of USD 225 million and a term of ten years with American institutional investors. This loan has been converted by means of an interest-rate swap and currency swap to euro financing with a fixed annual interest rate of 6.1%.
On 12 March 2003 CSM placed a private loan of USD 400 million with American institutional investors. This loan has 7- and 10-year terms and a fixed interest rate of 5.25%.
All debts owed to credit institutions are expressed in euros and subject to variable interest rates. In 2004, CSM took out a new 5-year credit facility for € 685 million. The variable interest rate on € 100 million of the debts owed to credit institutions has been fixed at an effective rate of 5.6% per annum through an interest-rate swap which runs from 1 November 2000 to 31 October 2005. In addition, the variable interest rate on € 150 million has been fixed at an effective rate of 4.86% per annum through interest-rate swaps; the term of these swaps is 27 July 2004 to 26 July 2014.

The main conditions for the private loan 2001 for USD 225 million, the long-term debts owed to credit institutions and the private loan 2003 for USD 400 million include:

- The ratio of net debt position to EBITDA ('Earnings Before Interest, Taxes, Depreciation and Amortization') may not exceed the factor 3. As at 31 December 2004 this ratio stood at 2.4 (calculated on the basis of the loan conditions).
- A minimum interest cover of 3. The interest cover was 4.7 for financial year 2004.

The committed credit facilities at CSM's long-term disposal amounted to € 685 million as at 31 December 2004 (31 December 2003: € 400 million). As at 31 December 2004 € 350 million were withdrawn (31 December 2003: € 250 million) and classified as interest-bearing short-term debts.

			Effective interest %	
	As at	As at	As at	As at
millions of euros	31-12-04	31-12-03	31-12-04	31-12-03
18. INTEREST-BEARING SHORT-TERM DEBTS				
Convertible bond loans beet growers	1.1	0.9	4.75	3.85
Convertible bond loan 1999		70.2		3.75
Debts owed to credit institutions	358.5	309.5	4.33	4.81
Financiel lease commitments	2.0	1.7	8.82	8.39
Other debts	29.7	7.7	2.05	2.12
Total	**391.3**	**390.0**		

millions of euros	As at 31-12-2004	As at 31-12-2003
19 NON-INTEREST-BEARING SHORT-TERM DEBTS		
Creditors	352.1	369.9
Taxes and health and social insurance premiums	8.9	16.5
Pensions	5.3	8.4
Other debts	41.4	43.0
Accruals and deferred income	197.9	187.0
Dividend	6.0	6.0
Total	611.6	**630.8**

20. FINANCIAL INSTRUMENTS

General

CSM uses various financial instruments in order to secure an optimal financing structure. It does so in accordance with a financial policy approved by the Board of Management. These are off-balance-sheet instruments and other financial instruments which are recognized under assets and liabilities.

Currency Risk Management

In the course of its ordinary business activities CSM engages in forward currency contracts and currency swaps in order to hedge risks arising from purchase and sales deals and/or commitments from current purchase and sales contracts. Incidental forward currency contracts are also entered into to avoid wide fluctuations due to translation effects.

Interest Risk Management

Interest rate swaps and forward interest rate contracts are used to adjust the nature of the interest rate and currency of long-term financing to fit the desired risk profile.

Credit Risk Management

CSM assumes a credit risk in relation to the financial instruments. This risk consists of the losses that would be incurred if the other party were to default on its contractual obligations. Given the credit rating that it requires of its partners (at least single A) CSM has no reason to assume that they will not honor their contractual obligations.

Contract Volume and Fair Value of Financial Instruments

The fair value of the financial instruments provides an indication of the amount that would be paid or received in exchange for terminating the contracts without any further obligations on the balance sheet date. The fair value of the primary and derived financial instruments is based on the net-present-value method. The fair value of the financial instruments which are not listed in the table below, such as cash and cash equivalents, financial receivables, short-term receivables and short-term debts, does not deviate significantly from the value on the balance sheet.

The table below presents an overview of the contract volume and the fair value of the financial instruments:

	As at 31-12-2004		As at 31-12-2003	
millions of euros	Contract *volume*	Fair *value*	Contract *volume*	Fair *value*
Long-term debts	566	506	750	717
Forward currency contracts	55	2	82	3
Interest rate swaps	500	-116	520	-80
Forward starting swaps	[illegible]	[illegible]	150	-4

The contract volume and the fair value of the interest rate swaps, forward interest rate contracts and forward starting swaps should be viewed in relation to the financing of CSM. The contract volume and the fair value of the forward *currency contracts should be viewed in relation to cross-border transactions by CSM nv and its group companies.*

21. COLLATERAL

At the end of the report year € 57.7 million had been furnished in financial collateral. This took the form of, amongst others, *mortgage collateral of € 2 million on real estate in the Municipality of Groningen (the Netherlands) for liabilities* arising from sales tax legislation, and mortgage collateral of € 51.1 million on the sugar factory in Breda (the Netherlands) *for the* Hoofdproduktschap voor Akkerbouwprodukten *in connection with the implementation of the EU Sugar* Regulation in the Netherlands.

22. OFF-BALANCE-SHEET FINANCIAL RIGHTS AND COMMITMENTS

Financial Commitments

As at 31 December 2004 the nominal value of future commitments from the operational lease contracts for tangible fixed assets was € 70.5 million (2003: € 79.3 million), of which € 18.4 million within one year, € 36.7 million between 1 and 5 years, and € 15.4 million after 5 years.

Short-Term Commitments

The purchase commitments from current orders for tangible fixed assets, raw materials (excluding sugar beet) and packaging stood at € 362.3 million as at 31 December 2004 (2003: € 358.4 million). Purchase contracts have been concluded for the sugar beet that will be processed in future beet campaigns. The related sugar proceeds are guaranteed.

Contingent Commitments

Third-party guarantees amounted to € 42.6 million as at 31 December 2004 (2003: € 43.9 million). No significant losses are expected from these guarantees.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement is drawn up using the indirect method. The items in the consolidated profit and loss account and the balance sheet have been adjusted for changes that do not influence cash inflow and outflow in the report year. Working capital consists of stocks and receivables minus non-interest-bearing debts, excluding payable dividend, interest and income tax. The cash flow from the acquisition of group companies consists of the acquisition price of the acquired companies minus their cash and cash equivalents.
The cash flow from the sale of group companies consists of the selling price of the divested companies minus their cash and cash equivalents.
The interest-bearing debts consist of the long- and short-term debts.
The effects of exchange rate differences on cash and cash equivalents are presented separately.

ADDITIONAL INFORMATION

The remuneration policy for the Board of Management includes a fixed salary, a bonus scheme, share options, a pension scheme and other components such as a car and an expense account. The total remuneration for members and former members of the Board of Management was € 3.7 million (2002/2003: € 2.8 million). This includes a settlement of € 1,498,832 in connection with the resignation of Mr Vink on 1 December 2005. The settlement comprises severance pay of € 1,357,832 and the continuation of the basic pension scheme to the amount of € 141,000 until the end of 2007. The remuneration for former members of the Board of Management was nil in 2004 (2002/2003: nil).
The variable remuneration for the members of the Board of Management is related to the earnings per share from ordinary activities before goodwill amortization. The pension schemes for Messrs Vink and Olieman are based on the 'defined benefit' principle. The pension scheme for Mr Hendriks is based on the 'defined contribution' principle.
The remuneration for the current Board of Management is specified in the table below (excluding settlement; in thousands of euros).

Calendar year 2004 compared with 2003:

in thousands of euros	Fixed salary		Variable salary		Total salary		Pension provisions		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
J.A.J. Vink	365	358	286	312	651	670	108	142	759	812
R.R. Hendriks	319	313	286	312	605	625	83	82	688	707
F.J. Olieman	319	313	286	312	605	625	185	163	790	788
Total	**1,003**	**984**	**858**	**936**	**1,861**	**1,920**	**376**	**387**	**2,237**	**2,307**

Financial year 2004 (12 months) compared with financial year 2002/2003 (15 months)

in thousands of euros	Fixed salary		Variable salary		Total salary		Pension and other provisions		Total	
	12 month 2004	15 month 02/03	12 month 2004	15 month 02/03	12 month 2004	15 month 02/03	12 month 2004	15 month 02/03	12 month 2004	15 month 02/03
J.A.J. Vink	365	449	286	406	651	855	108	130	759	985
R.R. Hendriks	319	392	286	406	605	798	83	100	688	898
F.J. Olieman	319	392	286	406	605	798	185	145	790	943
Total	**1,003**	**1,233**	**858**	**1,218**	**1,861**	**2,451**	**376**	**375**	**2,237**	**2,826**

The allocation and number of options depend on the development of earnings per share. No options will be granted if the increase in earnings per share over the past financial year is less than 4% plus inflation. Hence, no options were granted in 2004.
The table below shows the movements in option rights to depositary receipts of shares with a nominal value of € 0.25 each in the ordinary company capital which have been awarded to current members of the Board of Management.

	Outstanding as at 31-12-2003	Expired in 2004	Outstanding as at 31-12-2004
J.A.J. Vink	112,000	20,000	92,000
R.R. Hendriks	70,000	-	70,000
F.J. Olieman	112,000	20,000	92,000
Total	**294,000**	**40,000**	**254,000**

The current members of the Board of Management did not exercise any option rights in the report year. Early in February 2005, both Mr Vink an Mr Olieman exercised 22,000 options from the 2000 series with an exercise price of € 20.20.
The number of outstanding options by exercise price for each member of the Board of Management is as follows:

	Granted in	Outstanding as at 31-12-2004	Exercise price	Expiration date
J.A.J. Vink	2000	22,000	20.20	08-02-2005
	2001	24,000	26.60	02-02-2006
	2002	24,000	22.30	29-01-2007
	2003	22,000	19.97	03-02-2008
		92,000		
R.R. Hendriks	2001	24,000	26.60	02-02-2006
	2002	24,000	22.30	29-01-2007
	2003	22,000	19.97	03-02-2008
		70,000		
F.J. Olieman	2000	22,000	20.20	08-02-2005
	2001	24,000	26.60	02-02-2006
	2002	24,000	22.30	29-01-2007
	2003	22,000	19.97	03-02-2008
		92,000		

No loans or advance payments or any guarantees to that effect have been issued to the members of the Board of Management.

The total remuneration for members and former members of the Supervisory Board in 2004 (12 months) was € 288,051 (2002/2003 (15 months): € 319,869). This is further specified in the table below.

in euros	12 months 2004	15 months 02/03
P. Bouw, *Chairman*	46,059	57,573
L.A.A. van den Berghe *(member of Audit Committee)*	46,021	53,776
M.P.M. de Raad	28,834	-
R. Pieterse *(member of Audit Committee)*	31,959	-
W. Spinner	28,834	-
M. Ververs *(Chairman of Audit Committee)*	47,521	54,401
A.H.C.M. Walravens *(member of Audit Committee)*	46,021	53,776
P. Bukman	-	13,840
F.H. Fentener van Vlissingen	12,802	51,901
G.M.L. van Loon	-	34,602
Total	**288,051**	**319,869**

The annual remuneration for members of the Supervisory Board amounts to € 40,840. The Chairman receives an annual allowance of € 4,538. Members of the Audit Committee receive an additional annual allowance of € 4,500 and its Chairman another € 1,500. Members of the Supervisory Board also receive an expense account.
No loans or advance payments or any guarantees to that effect have been issued to the members of the Supervisory Board. None of the members of the Supervisory Board has shares, depositary receipts of shares or convertible bonds in the company or any option rights relating thereto (as at 1 March 2005).

CORPORATE BALANCE SHEET

	before profit appropriation, millions of euros	As at 31-12-2004		As at 31-12-2003	
	ASSETS				
	Fixed assets				
23	Intangible fixed assets	25.6		27.0	
24	Financial fixed assets	1,596.2		1,780.2	
	Total fixed assets		**1,621.8**		**1,807.2**
	Current assets				
	Receivables	19.5		17.6	
	Cash and cash equivalents	171.0		103.7	
	Total current assets		**190.5**		**121.3**
	Total		**1,812.3**		**1,928.5**
	LIABILITIES				
25	Shareholders' equity	826.4		778.1	
26	Provisions	7.0		-	
27	Long-term debts	549.0		723.3	
28	Interest-bearing short-term debts	396.5		391.1	
29	Non-interest-bearing short-term debts	33.4		36.0	
	Total		**1,812.3**		**1,928.5**

CORPORATE PROFIT AND LOSS ACCOUNT

millions of euros	12 months 2004	15 months 02/03
Result from group companies after taxes	103.6	138.7
Other income and charges after taxes	16.5	28.3
Result after taxes	**120.1**	**167.0**

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

General

The same accounting principles were applied for the valuation and for determining the results of the corporate and the consolidated financial statements. Participations in group companies are valued on the basis of net asset value. For the accounting principles for the valuation of assets and liabilities and the determination of the results please see the notes to the consolidated balance sheet and profit and loss account on pages 69-83.



millions of euros	2004
23. INTANGIBLE FIXED ASSETS - GOODWILL	
1 January 2004	
Acquisition prices	29.9
Cumulative amortization	2.9
Book value	27.0
Movements	
Amortization	1.4
Net movements in book value	1.4
31 December 2004	
Acquisition prices	29.9
Cumulative amortization	4.3
Book value	25.6
Amortization rate	5%

millions of euros	As at 31-12-2004	As at 31-12-2003
24. FINANCIAL FIXED ASSETS		
Participations in group companies	273.5	155.5
Loans to group companies	1,379.6	1,646.9
Owed to/by group companies	-56.9	-22.2
Total	**1,596.2**	**1,780.2**

The balance of the participations in group companies and loans to group companies is positive in all participations of CSM nv.

Amounts owed to or by group companies are long-term.

	12 months 2004	15 months 02/03
Movements in participations in group companies		
As at start of financial year *	155.5	-9.0
Paid-in capital	24.5	36.7
Sale of group companies		-0.1
Result of group companies	103.6	138.7
Dividend group companies	-2.0	-5.4
Other	-8.1	-5.4
As at close of financial year	**273.5**	**155.5**
Movements in loans to group companies		
As at start of financial year	1,646.9	1,526.7
Exchange rate differences	-19.8	-55.1
Disbursements	585.0	596.9
Repayments	-832.5	-421.6
As at close of financial year	**1,379.6**	**1,646.9**

* Negative book values are a result of the accounting principle used for the acquisition or sale of group companies whereby the paid or received goodwill is directly incorporated in the equity.

25. SHAREHOLDERS' EQUITY

See the notes to the consolidated balance sheet (note 15).

26. PROVISIONS

The provisions comprise deferred tax liabilities only (2003: nil).

millions of euros	As at 31-12-2004	As at 31-12-2003
27. LONG-TERM DEBTS		
Convertible bond loans beet growers	6.2	5.7
Private loan 2001	249.9	249.9
Other private loans	[illegible]	45.4
Debts owed to credit institutions	[illegible]	100.0
Private loan 2003	292.9	322.3
Total	**549.0**	**723.3**

See the notes to the consolidated balance sheet (page 80).

millions of euros	As at 31-12-2004	As at 31-12-2003
28. INTEREST-BEARING SHORT-TERM DEBTS		
Convertible bond loans	1.1	71.1
Debts owed to credit institutions	395.4	320.0
Other debts	[illegible]	-
Total	**396.5**	**391.1**

millions of euros	As at 31-12-2004	As at 31-12-2003
29. NON-INTEREST-BEARING SHORT-TERM DEBTS		
Taxes and health and social insurance premiums	5.0	11.6
Other debts and accruals and deferred income	22.4	18.4
Dividend	6.0	6.0
Total	**33.4**	**36.0**

30. OFF-BALANCE-SHEET COMMITMENTS

Contingent Liabilities

Under Section 2:403 of the Dutch Civil Code the company accepts liability for the debts incurred by Dutch group companies. The relevant declarations have been filed for perusal at the office of the Trade Register within whose jurisdiction the group company falls.

Diemen, the Netherlands, 1 March 2005

Supervisory Board
P. Bouw, *Chairman*
L.A.A. van den Berghe
R. Pieterse
M.P.M. de Raad
W. Spinner
M. Ververs
A.H.C.M. Walravens

Board of Management
J.A.J. Vink, *Chairman*
R.R. Hendriks
F.J. Olieman



Other Information



Ling Lee Product Development Technologist, Baker & Baker, USA

Responsible for developing frozen dough products for the food service accounts of H.C. Brill.

OTHER INFORMATION

Statutory Arrangement for Appropriation of Profit
The corporate Articles of Association lay down the following conditions regarding the appropriation of profit (summary).

Article 21.1
If possible, a dividend shall first be paid from the profit recorded in the adopted financial statements on each cumulative financing preference share in a specific series. This dividend shall be equal to a percentage calculated on the basis of the amount paid on the cumulative financing preference shares.

Article 21.4
If the profit is insufficient the dividend on the cumulative financing preference shares shall be paid from the company reserves, with the exception of the reserves which were formed as share premium reserve upon the issue of the cumulative financing preference shares. If the dividend cannot be paid from the company reserves, it shall be paid in arrear in the subsequent financial years.

Article 21.7
The Board of Management shall decide subject to the approval of the Supervisory Board which part of the profit is to be reserved after the above provisions have been applied. The remaining profit shall be at the disposal of the General Shareholders' Meeting.

Article 21.10
The General Shareholders' Meeting may decide upon a proposal by the Board of Management with the approval of the Supervisory Board to pay dividends to shareholders from the distributable equity.

millions of euros	12 months 2004	15 months 02/03
Proposed Appropriation of Profit		
Result after taxes	120.1	167.0
Dividend on cumulative financing preference shares	-6.0	-7.5
Proposed addition to the reserves	53.2	83.3
Available for dividend payment to holders of ordinary shares	60.9	76.2
Dividend of € 0.80 or € 1.00 per ordinary share with a nominal value of € 0.25	60.9	76.2

The dividend proposal is stated on page 26 of the Report of the Board of Management.

Events after Balance Sheet Date

Shutdown of Beet-Processing Operations in Breda

On 6 January 2005 CSM Sugar announced its intention to shut down the beet-processing operations in Breda, the Netherlands, and concentrate them in its factory in Hoogkerk (Province of Groningen). Due to this decision the relevant assets have been written down and provisions formed to the amount of approximately € 14 million. The charge has been incorporated in the financial statements for 2004.

Dismissals will be requested for around 75 of the 150 employees and a social plan will be drawn up for them. The charges from the social plan, estimated at approximately € 10 million, will be recognized in financial year 2005.

CSM Bakery Supplies North America: Restructuring of Distribution Operations at BakeMark East

On 17 February 2005, CSM Bakery Supplies North America announced that BakeMark East and BakeMark West are to be merged into one company, BakeMark USA. As a result, the distribution operations will be concentrated in Pico Rivera, California. The distribution locations of BakeMark East will be closed or sold, leading to job reductions of 148. The loss-making distribution turnover will therefore decrease by approximately € 60 million. The restructuring costs of approximately € 5 million will be recognized in the result for 2005.

CSM Bakery Supplies Europe: Restructuring of Délices de la Tour

On 22 February 2005, CSM Bakery Supplies Europe announced the reorganization of the operations of its French subsidiary Délices de la Tour. Délices de la Tour will concentrate its production in Le Mans and Maubeuge Quick Pain. The other production and distribution operations will be discontinued. The closure will lead to job reductions of 200. The charges of approximately € 20 million associated with the write-off of the relevant assets and the financial settlements for the personnel will be recognized in the result for 2005.

AUDITORS' REPORT

To the General Shareholders' Meeting
of CSM nv, Amsterdam

Introduction

We have audited the accompanying 2004 financial statements of CSM nv, Amsterdam. These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, of Book 2 of the Netherlands Civil Code.

Amsterdam, 1 March 2005

PricewaterhouseCoopers Accountants N.V.

REPORT TO DEPOSITARY RECEIPT HOLDERS

by
Stichting Administratiekantoor CSM
Stichting Administratiekantoor
Financieringspreferente Aandelen CSM

General
During the report year, 1 January 2004 through 31 December 2004, the customary duties were performed for the administration of CSM ordinary shares and cumulative financing preference shares against which depositary receipts of shares have been issued. These duties were performed by the Administrator, N.V. Algemeen Nederlands Trustkantoor ANT in Amsterdam.

The Board of the two foundations, Stichting Administratiekantoor CSM and Stichting Administratiekantoor Financieringspreferente Aandelen CSM, met several times during the report year:

- On 27 February 2004, to discuss CSM's annual figures for the period 1 October 2002 through 31 December 2003 and to consider and approve the report to depositary receipt holders for the same period. A decision was taken at this meeting to grant proxy voting rights to depositary receipt holders at the General Shareholders' Meeting on 21 April 2004.
- On 21 April 2004, to prepare for the General Shareholders' Meeting on the same day.
- On 5 November 2004, to discuss CSM's half-year figures and the Tabaksblat Code. This meeting was combined with a visit to the sugar factory in Breda.

The Chairman, Mr R.P. Voogd, also consulted with CSM representatives on several occasions to, amongst other things, prepare for the fore-mentioned meetings.

CSM General Shareholders' Meeting
The Boards of both foundations attended the CSM General Shareholders' Meeting on 21 April 2004 and cast their votes for the shares against which depositary receipts of shares had been issued and whose holders neither attended the meeting nor sent representatives nor issued voting instructions.
As announced in the advertisement to convene the meeting, proxy voting rights were granted to all holders of depositary receipts of shares who were present or represented at the meeting. Depositary receipt holders could, if they wished, also issue voting instructions in advance to N.V. Algemeen Nederlands Trustkantoor ANT.

Two hundred and forty-nine holders of – collectively – 12,975,910 depositary receipts of ordinary shares issued with the cooperation of the company and four holders of depositary receipts of financing preference shares issued with the cooperation of the company attended or were represented at the meeting.
Stichting Administratiekantoor CSM cast votes for 60,519,291 ordinary shares, equaling 75.2% of the total capital present or represented at the meeting. Stichting Administratiekantoor Financieringspreferente Aandelen CSM cast votes for 1,278,772 financing preference shares, equaling 1.6% of the total capital present or represented at the meeting.
The agenda for the meeting did not include any exceptional or otherwise irregular proposals. The Boards of both foundations voted in favor of the agenda items, having given due consideration to the discussions at the meeting.

Tabaksblat Code
The two foundations operate independently of CSM. The administrators are appointed by the respective Boards. Depositary receipt holders can recommend candidates for appointment as administrator to the respective Boards. There are no (former) directors, (former) supervisory directors, employees or permanent advisors of the company on the Board of either foundation. The Boards can invite depositary receipt holders to submit recommendations for the appointment of one or more members.

Under the current Articles of Association, a member of the Board of the Administratiekantoor can be appointed for a term of four years and reappointed for a maximum of another two four-year terms. The Board of the foundations is always present or represented at meetings of CSM shareholders and, if required, provides reasons for its (intended) voting behavior.

When exercising voting rights the Boards of the foundations – contrary to the best practice provision in the Tabaksblat Code (the Code) – do not focus primarily on the interests of the depositary receipt holders. In keeping with the Articles of Association of both foundations, they exercise the voting rights attached to the shares so that the interests of CSM and the businesses maintained by and united with CSM in a group are promoted in a way that optimally safeguards the interests of CSM, the said businesses and all concerned, which is in full compliance with Appendix X to the Listing and Issuing Rules.

The Code upholds the principle that depositary receipts of shares must not serve as a protective instrument. However, the Act of Amendment for Book 2 of the Dutch Civil Code in connection with the adaption of the Large Company Regime, which came into force later on 1 October 2004, does allow depositary receipts of shares to be used in this way. The Law is founded on the principle that, under normal circumstances, depositary receipt holders must have or be awarded full voting rights. This is the practice at CSM. Depositary receipt holders who, under normal circumstances, wish to cast their own vote or issue voting instructions are afforded the opportunity to do so. Given that the Law allows depositary receipts of shares as a protective instrument and that, under normal circumstances, depositary receipt holders have voting rights, the Boards of the foundations see no reason to change their voting remit to fit in with the Tabaksblat Code.

At the next General Shareholders' Meeting the application of the Tabaksblat Code will form a separate item on the agenda. No separate meeting of depositary receipt holders will be convened for this purpose.

The Code states that the use of depositary receipts of shares is an instrument to prevent a (coincidental) minority group from controlling decision-making in the event of absenteeism at the General Shareholders' Meeting. The same applies, probably to an even greater extent, to the meeting of depositary receipt holders. Accordingly, the best practice provision of the Code which states that the administrative regulations determine the cases and circumstances in which depositary receipt holders can request the Administratiekantoor to convene a meeting has not been incorporated in the administrative regulations of the Foundations. The administrative regulations do however determine the specific cases in which the Administratiekantoor should convene a meeting of depositary receipt holders.

As indicated above, the Foundations serve the interests of CSM and the businesses maintained by and united with CSM in a group and all concerned. This means that the Foundations must enjoy the confidence of all concerned, and not - as stated in the Code - only the confidence of the depositary receipt holders.

The Code statement saying that the Administratiekantoor enjoys the confidence of depositary receipt holders is however strange as the Code also states that the sole task of the Administratiekantoor is to cast votes for shares against which depositary receipts have been issued if the respective holders cannot personally attend or be represented at the meeting. Why should the depositary receipt holders who cast their own votes (and hence have nothing to do with the Administratiekantoor in practice) be able to determine if the Administratiekantoor has the trust of the other depositary receipt holders who cannot vote for themselves?

Stichting Administratiekantoor CSM

On 31 December 2004, the Stichting Administratiekantoor CSM held in trust 78,015,913 ordinary shares with a nominal value of € 0.25 each. This constitutes an increase of 1,593,124 compared with 31 December 2003. This is the net result of:

- the issue of 1,582,657 depositary receipts of shares for the stock dividend over calendar year 2003;
- the issue of 10,467 depositary receipts of shares from the swap of registered shares for depositary receipts.

The remuneration for the Chairman/Board members is € 4,500 and € 3,500 respectively.

Stichting Administratiekantoor Financieringspreferente Aandelen CSM

On 31 December 2004, the Stichting Administratiekantoor Financieringspreferente Aandelen CSM held 4,262,566 cumulative financing preference shares in trust with a nominal value of € 0.25 each and representing the sum of € 1,065,641.50, against which depositary receipts were issued for an equal nominal amount.
The remuneration for the Chairman/Board members is € 2,000 and € 1,500 respectively.

Board

The Boards of both foundations consist of Messrs R.P. Voogd (1941), Chairman, Mr J.C. Jaakke (1954), E.F. van Veen (1939) and P.L. Westerhuis (1940). On 10 March 2005, Mr G.F. Scheltema (1931) and Dr J.A.J. Vink (1947) resigned as Board members of both foundations. On that date Mr Jaakke was appointed member of the Board of both foundations.

Retirement by Rotation

Mr Westerhuis will retire by rotation in 2006, Mr Voogd in 2007, Mr Van Veen in 2008 and Mr Jaakke in 2009.

Diemen, the Netherlands, 10 March 2005

Stichting Administratiekantoor CSM
The Board

Stichting Administratiekantoor Financieringspreferente Aandelen CSM
The Board

Statement of Independence

The Board of Management of CSM nv, the Board of the Stichting Administratiekantoor CSM and the Board of the Stichting Administratiekantoor Financieringspreferente Aandelen CSM hereby declare that, in their joint opinion, the requirements respecting the independence of the Board members of the Stichting Administratiekantoor CSM and of the Stichting Administratiekantoor Financieringspreferente Aandelen CSM as referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam N.V. have been met.

Diemen, the Netherlands, 10 March 2005

CSM nv
The Board of Management

Stichting Administratiekantoor CSM
The Board

Stichting Administratiekantoor Financieringspreferente Aandelen CSM
The Board

BRIEF RESUMÉS OF THE MEMBERS OF THE SUPERVISORY BOARD

P. Bouw (1941), *Chairman*

Nationality	Dutch
Previous position	President, KLM N.V.
Current positions	Professor of Strategic Alliances at the University of Twente
Supervisory directorships	Chairman of Swiss International Air Lines AG, Nuon N.V., Océ N.V.
Additional position	Chairman of the Supervisory Board of the VU-Windesheim/VU Medisch Centrum, Chairman of the Bank Council Board member of some Foundations
First appointed in	1999
Current term of office	2003 - 2007

Ir. M. Ververs (1933), *Vice-Chairman*

Nationality	Dutch
Previous position	Chairman of the Board of Management of Wolters Kluwer N.V.
First appointed in	1993
Current term of office	2001 - 2005

Ms Prof. L.A.A. van den Berghe (1951)

Nationality	Belgian
Current positions	Professor at the University of Gent Director of Vlerick Leuven Gent Management School Academic Director of the Institute of Directors in Belgium
Supervisory directorships	Belgacom, Electrabel, Proximus Foundation, SHV Holdings N.V., Solvay Pharma B.V.
First appointed in	1998
Current term of office	2002 - 2006

R. Pieterse (1942)

Nationality	Dutch
Previous position	Chairman of the Board of Management of Wolters Kluwer N.V.
Supervisory directorships	Connexxion Holding N.V., Essent N.V., Chairman of Koninklijke Grolsch N.V., Chairman of Mercurius Groep B.V., Koninklijke Wegener N.V.
Additional positions	Chairman of the Vereniging Effecten Uitgevende Ondernemingen (VEUO), Boardmember of some Foundations
First appointed in	2004
Current term of office	2004 - 2008

M.P.M. de Raad (1945)

Nationality	Dutch
Previous positions	Member of the Board of Management of Koninklijke Ahold N.V., Member of the Board of Management of Metro AG, Chairman of the Board of Directors of SHV Makro N.V., Member of the Board of Directors of SHV Holdings N.V.
Supervisory directorships:	Hagemeyer N.V. Sovion N.V.
First appointed in	2004
Current term of office	2004 - 2008

W. Spinner (1948)

Nationality	German
Previous position	Member of the Board of Management of Bayer AG
Current positions	Consultant, Chairman of the Japan Initiative of the German Industry
Supervisory directorships	Chairman Biotest AG, GfK AG
First appointed in	2004
Current term of office	2004 - 2007

Prof. A.H.C.M. Walravens (1940)

Nationality	Dutch
Previous position	Professor of the Sociology of Labor, Organization and Economic Systems, Delft University of Technology
Current position	Independent consultant
Supervisory directorships	Achmea Holding N.V., Eureko B.V., Rabobank Nederland, Chairman of Tauw B.V., Chairman of Wolters Kluwer Nederland B.V., Groene Land/PWZ, Chairman of Sneep Industries B.V.
Additional positions	Chairman of the Supervisory Board of Zilveren Kruis Achmea, Chairman of Advisory Board EIM
First appointed in	1994
Current term of office	2002 - 2006

MANAGEMENT

as at 1 March 2005

CSM nv

Board of Management	J.A.J. Vink, Chairman	
	R.R. Hendriks	
	F.J. Olieman	
Corporate Staff	J.W.E. van der Klaauw	Director Legal and General Affairs
	M. Veenendaal	Director Human Resources
	M.S. ten Doesschate	Controller
	R.J. Schmidt	Internal Auditor
	M.M. Moerer	Communication Manager
	I.C. Regien	IT Manager
	O.W.Ph. van den Berg	Business Controller
	W.A. Avontuur	Treasurer a.i.
	I. Blackford	Investor Relations Manager a.i.

Supervisory Directorships of Members of the Board of Management in Listed Companies
Mr Vink is a member of the Supervisory Board of Wegener N.V. Mr Hendriks is a member of the Supervisory Board of Stolt-Nielsen S.A. and Smit Internationale N.V.

CSM Bakery Supplies Europe	F.M.W. Visser	Division Director
	M. Bertacca	Director, Supply Chain
	P. Hammond	Director, Finance
	S.C. Huscroft	Director, Research & Development
	H. Dethlefsen	Director, Human Resources
	Chr. Köhler	Group Company Director, Germany and Alpine
	B. Thurston	Group Company Director, Northern Europe and International
	W. Klinkenberg	Group Company Director, Benelux and France
	J. Bruinsma	Group Company Director, Southern Europe
BakeMark Deutschland	Chr. Köhler	Managing Director
BakeMark Hellas	M. Kappatos	Managing Director
BakeMark Ingrédients France	W. Klinkenberg	Managing Director
BakeMark International	W. Thurston	Managing Director
BakeMark Italia	F. Rampinelli	Managing Director
BakeMark Magyarország	U. Zühlke	Managing Director
BakeMark Nordic	B. Lindberg	Managing Director
BakeMark Polska	U. Zühlke	Managing Director
BakeMark Portugal	J. Bruinsma	Managing Director
BakeMark UK	S. Moon	Managing Director
Bender-Iglauer	S. Böhler	Managing Director
Carels	D. van Zwol	Managing Director
Délices de la Tour	W. Klinkenberg	Managing Director
Express Croex	P. Giralt	Managing Director
Margo-BakeMark Schweiz	Chr. Köhler	Managing Director
Unipro Benelux	M. van der Meer	Managing Director

CSM Bakery Supplies North America	R. Plantenberg	Division Director
	L. Rappange	Vice President, Manufacturing & Technology
	R.M. Campbell	Vice President, Finance
	M. Krizman	Vice President, Human Resources
American Ingredients Company	R. Ashton	President and CEO
BakeMark Ingredients (East)	B. Weaver	President and CEO
BakeMark Ingredients (West)	L. Sullivan	President and CEO
BakeMark Ingredients Canada	L. Sullivan	President and CEO
Caravan Products Company, Inc.	J. Stone	President and CEO
H.C. Brill Company, Inc.	C. Gregory	President and CEO
QA Products	W.D. Day	President and CEO
CSM Sugar Confectionery	P.F. Kenninck	Division Director
	E.F.C. Frénay	Director, Marketing
	J.Th. Oosterkamp	Director, Production & Technology
	J.D. Vuijk	Director, Research & Development
	A.B.M. Habets	Director, Finance
	S.M. Boskamp	Director, Human Resources
	J.M. de Bakker	Director, Business Development
Continental Sweets	P. Vermeulen	Managing Director
	T. Geeroms	Managing Director
Leaf Finland	D. Nuutinen	Managing Director
Leaf Italia	A. Spagnolo	Managing Director
Leaf Polen	P. Monka	Managing Director
MalacoLeaf	M. Forsmark	Managing Director
RBV Leaf	G.J. Majoor	Managing Director
CSM Biochemicals	G.J. van Nieuwenhuyzen	Division Director
	G.J. Bening	Director, Marketing & Sales
	R.J. Zoetemeyer	Director, Research & Development
	A.P. van Oyen	Director, Operations
	A.P.J. Jacobs	Director, Finance
	R. Mostert	Director, Human Resources
CSM Sugar	A.J. Markusse	Division Director
CSM Suiker	A.J. Markusse	Managing Director
	J. Blok	Director, Engineering & Technology
	J. Scheper	Director, Finance
	P.J.H.M. a'Campo	Director, Agricultural Affairs
	R.A. de Wolf	Director, Human Resources
	A.G. Fetter	Director, Factory Vierverlaten

FIVE YEARS IN FIGURES

millions of euros	Calendar year 2004	2003	As at 30 september 2002	2001	2000
Balance sheet					
Fixed assets	1,558	1,654	1,411	1,376	678
Current assets	978	1,023	936	931	769
Non-interest-bearing short-term debts	-612	-631	-652	-614	-479
	1,924	**2,046**	**1,695**	**1,693**	**968**
Net debt position [1]	881	1,052	715	750	418
Provisions	217	216	293	382	281
Shareholders' equity	826	778	687	561	269
	1,924	**2,046**	**1,695**	**1,693**	**968**
Profit and loss account					
Net turnover	3,475	3,484	3,418	3,620	2,725
Operating result before goodwill amortization (EBITA)	266	294	302	281	230
Operating result after goodwill amortization (EBIT)	224	253	270	256	
Result after taxes from ordinary activities before goodwill amortization	163	178	195	177	150
Result after taxes	120	137	163	411	
Cash flow from operating activities	263	333	240	223	224
Depreciation of tangible fixed assets	103	103	96	102	79
Capital expenditure on tangible fixed assets	123	141	115	111	93
Number of ordinary shares issued	80,866,886	79,184,301	82,102,143	85,353,637	83,580,568
Weighted average number of outstanding ordinary shares [2]	76,485,850	75,269,121	79,566,947	83,126,619	82,439,720
Per share in euros					
Earnings from ordinary activities before goodwill amortization	2.05	2.28	2.44	2.13	1.82
Earnings	1.49	1.74	2.04	4.94	
Diluted earnings from ordinary activities before goodwill amortization	2.04	2.23	2.37	2.09	1.77
Diluted earnings	1.49	1.71	1.98	4.77	
Dividend	0.80	0.80	0.80	0.70	0.60
Cash flow from operating activities	3.44	4.43	3.01	2.69	2.72
Shareholders' equity [3]	10.86	10.20	8.91	6.96	3.22
Share price as at 31 December / 30 September	22.92	17.34	21.81	22.25	24.75
Highest price in financial year	24.00	21.24	27.44	30.65	25.45
Lowest price in financial year	16.92	16.64	20.28	20.30	18.30

	Calendar year		As at 30 september		
	2004	2003	2002	2001	2000
Ratios					
EBITA/net turnover (ROS) %	7.7	8.4	8.8	7.8	8.4
EBIT/net turnover %	6.4	7.3	7.9	7.1	
Result after taxes from ordinary activities before goodwill amortization/net turnover %	4.7	5.1	5.7	4.9	5.5
Result after taxes/net turnover %	3.5	3.9	4.8	11.4	
EBITA/average capital employed (ROCE) excluding goodwill %	22.5	23.9	26.5	22.9	23.0
EBITA/average capital employed (ROCE) including goodwill %	9.5	10.5	12.0	11.1	12.4
Dividend pay-out ratio	39.1	35.1	32.8	32.9	33.0
Interest cover [4]	4.7	4.7	6.8	5.9	10.4
Balance sheet total : shareholders' equity	1:0.3	1:0.3	1:0.3	1:0.2	1:0.2
Net debt position : shareholders' equity	1:0.9	1:0.7	1:1.0	1:0.7	1:0.6
Current assets : short-term debts	1:0.6	1:0.9	1:0.7	1:0.9	1:0.7
Net debt position/EBITDA [5]	2.7	2.9	1.8	2.0	1.4

System changes are not calculated to previous years.

1. Net debt position: the interest-bearing debts less cash and cash equivalents.
2. Number of outstanding ordinary shares: number of issued ordinary shares less the repurchased ordinary shares.
3. Shareholders' equity per share: shareholders' equity divided by the number of shares with dividend rights.
4. Interest cover: EBITA divided by the net financial income and charges.
5. EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization, or Operating result before depreciation of fixed assets.

INFORMATION ON THE CSM SHARE

Share Capital

CSM is listed on Euronext Amsterdam N.V.

As at 31 December 2004 80,866,886 ordinary shares of € 0.25 each and 4,262,566 financing preference shares of € 0.25 each had been issued.

	Ordinary shares	Financing preference shares
Stichting Administratiekantoor CSM	78,015,913	-
Stichting Administratiekantoor Financieringspreferente Aandelen CSM	-	4,262,566
Other	2,850,973	-
Total	**80,866,886**	**4,262,566**

Listed Companies Disclosure Act (Wet melding zeggenschap)

Under the Listed Companies Disclosure Act of 1996, the following notifications of capital interests in CSM as at 31 December 2004 were reported:

▪ AEGON N.V.	5,54%
▪ ING Groep N.V.	6,34%
▪ Fortis Utrecht N.V.	5,06%
▪ CSM N.V.	5,21%

In addition, Kempen & Co. reported a capital interest of 5.2%.

	2004	2003	2001/2002	2000/2001	1999/2000
Other Information					
Stock dividend %	-	3.7	4.2	2.9	2.4
Number of ordinary shares x 1,000 as at 31 December / 30 September	80,866	79,184	82,102	85,354	83,581
Market capitalization in millions of euros as at 31 December / 30 September	1,853	1,373	1,791	1,899	2,069
Highest share price in financial year	24.00	21.24	27.44	30.65	25.45
Lowest share price in financial year	16.92	16.64	20.28	20.30	18.30
Share price as at 31 December / 30 September	22.92	17.34	21.81	22.25	24.75
Average daily turnover shares/depositary receipts of shares	102,930	142,580	137,024	183,719	170,418*

* Since 2 November 1999 only the depositary receipts of shares have been listed.

Trend in the share price


360%
320%
280%
240%
200%
160%
120%
80%
40%
04-10-1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
15-02-2005

Movement in price depositary receipts of CSM shares from 4 October 1995 to 15 February 2005 (per depositary receipt of € 0,25; 4 October 1995 = 100)

Midkap index (4 October 1995 = 100)

Key Dates *

20 April 2005	General Shareholders' Meeting
22 April 2005	Ex date
3 May 2005	Dividend payable for 2004
31 August 2005	Publication of half-year figures 2005
1 March 2006	Publication of annual figures 2005
1 March 2006	Announcement of dividend proposal 2005
1 March 2006	Press conference on annual figures 2005
26 April 2006	General Shareholders' Meeting
28 April 2006	Ex date

* All dates subject to confirmation

LEXICON

ACP countries	Countries in African, Caribbean and Pacific regions with which the EU has special agreements under the EU Sugar Regulation.
Bakery Supplies	Collective name for bakery ingredients and bakery products.
Bond	A printed I.O.U. that forms part of a public cash loan to a company. Usually, a bond delivers a fixed interest.
Business-to-business (B2B) bakery products	Bakery products for professional bakers and bread/patisserie points of sale, which still need (sometimes minimal) processing before being sold to the consumer.
Commodities	Unprocessed undifferentiated goods such as sugar, flour, oils and fats which are normally traded at commodity exchanges whereby pricing is transparent.
Convenience products	Products that are almost ready for consumption and only need to be heated/baked-off or defrosted.
Conversion	The exchange of bonds for shares in the company.
Couvertures	Coverings e.g. icing and fondant which are used by bakers for cakes and luxury pastries.
Food service/OOH	Food service/Out-of-Home. Providers of prepared food such as ready-made meals, snacks etc. for out-of-home consumption.
Goodwill	The difference between the acquisition price and the net asset value of acquired companies.
In-store	Bakery/bake-off points in super/hypermarkets and chain stores.
Next Generation Technology	New technology supporting a more economic production process for lactic acid.
Operational excellence	Operating in such a way that the company excels in quality, service and cost control.
Releasers	Products that help the prepared items to release from the baking molds (baking-spray).
Stakeholders	All parties with an interest in the company.
Supply chain	The logistical chain from production to consumption.
WACC	Weighted average cost of capital. The average weighted required return on equity and debt funding.